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1,500,000 Shares

Common Stock

    We are offering 1,025,000 shares and the selling shareholders are offering 475,000 shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling shareholders. Our common stock is quoted on the Nasdaq National Market under the symbol "EPIQ." On June 25, 2001, the last reported sale price of our common stock was $24.25 per share.

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 5.

	Per Share	Total
Public offering price	$24.00	$36,000,000
Underwriting discount	$1.38	$2,070,000
Proceeds, before expenses, to EPIQ Systems	$22.62	$23,185,500
Proceeds, before expenses, to the selling shareholders	$22.62	$10,744,500

    The Underwriters named in this prospectus may purchase up to 225,000 additional shares of common stock from us, not the selling shareholders, under certain circumstances. The Underwriters expect to deliver the shares to purchasers on or about June 29, 2001.

    Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

A.G. Edwards & Sons, Inc.

Needham & Company, Inc.

Hoak Breedlove Wesneski & Co.

Prospectus dated June 25, 2001

PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

EPIQ Systems

    We develop, market and license proprietary software solutions for workflow management and data communications infrastructure for the bankruptcy trustee market and the financial services market. Our specialized products streamline our customers' internal business operations and external communications and enable them to minimize operating costs through automation. In addition to our software products, we also provide a high level of coordinated support, including network integration, post-installation support and industry-specific value added services.

    For the bankruptcy trustee market, we provide Chapter 7 and Chapter 13 trustees comprehensive, turnkey, back-office systems that manage their entire caseloads. Our TCMS and CasePower software products serve as the cornerstone of the daily operations of a bankruptcy trustee's office and enable management of every aspect of the trustee's caseload. Unlike traditional software licensing arrangements in which the end-user pays a relatively significant up-front licensing fee and then more modest support fees over time, our bankruptcy trustee billing models generate ongoing monthly revenues from each customer. For our Chapter 7 business, we provide our products and services to trustee customers at no direct charge. Our trustee customers agree to deposit the cash proceeds from liquidations of debtors' assets with Bank of America, with whom we have a national marketing arrangement. Each Chapter 7 trustee customer relationship generates recurring revenues, which we collect through our marketing arrangement and which are based on a percentage of the total liquidated asset proceeds on deposit. To support our marketing arrangement, we also receive revenues from customized software, technology services and marketing and strategic consulting services we provide directly to Bank of America. For our Chapter 13 business, in addition to an initial implementation fee, we collect monthly revenues directly from each trustee customer based on the number of cases in the trustee's database and the number of printed documents we generate for the trustee.

    For the financial services market, our DataXpress product line provides cross-platform, software-based communications infrastructure that enables corporate customers to format and securely route business-critical data over the Internet and private networks, using a variety of communication protocols. Our products automate the electronic transmission of business data and are designed to deliver the data to the right recipient, at the right time, in the right format and with the appropriate security, while reducing labor and information technology infrastructure costs to our customers. The DataXpress product line includes a core data transmission and receiving engine, a real-time communications management console, a powerful data reformatting tool and an advanced suite of security and scheduling functions required for enterprise-class implementations. Our financial services customers include leading banking and financial services companies such as Bank of America, First Union, Fiserv EFT, J.P. Morgan Chase Bank and Visa USA.

Industries

    Bankruptcy comprises an ever present, integral part of the U.S. economy, and bankruptcy filings in the United States have remained near record levels for the past several years. For the 2000 government fiscal year, the Administrative Office of the U.S. Courts reported approximately 1.3 million new bankruptcy filings. Additionally, the Administrative Office of the U.S. Courts reported that new bankruptcy filings for the quarter ended March 31, 2001 were 366,841, an 18.3% increase compared to the quarter ended December 31, 2000. We believe this high level of new filings is partially attributable to the proliferation of consumer debt, which has been fueled by the easy availability of credit, and to an important psychological shift away from the public stigma and negative connotations historically associated with bankruptcy. The high number of filings has occurred despite what we perceived to be strong general economic conditions in the United States during this period.

    Chapter 7 (Liquidation) is the most prevalent form of bankruptcy and accounted for approximately 69% of all cases filed in 2000. In a Chapter 7 case, the debtor's assets are liquidated, and the resulting cash proceeds are used to pay creditors. Chapter 13 (Individual Reorganization) accounted for approximately 31% of all cases filed in 2000. Under Chapter 13, assets are not liquidated. Rather, the debtor makes periodic cash payments to a trustee under a plan of reorganization that typically extends between 36 and 60 months. The trustee, in turn, makes monthly distributions to the creditors from the payments received from the debtor. We estimate that there is approximately $3.0 to $3.5 billion in cash proceeds being administered in Chapter 7 by approximately 1,700 trustees. We also estimate that there were approximately 700,000 active cases in Chapter 13 at the end of 2000 being managed by approximately 180 standing Chapter 13 trustees.

    In the financial services industry, a combination of factors, including competition and the need to reduce information technology training requirements and labor costs, is leading financial institutions to focus on their core business and outsource their task-specific needs for mission-critical integrated solutions that provide them competitive advantages. The Gartner research firm estimates that United States financial institutions will spend as much as $100 billion per year on technology by 2004. A category of systems infrastructure software has emerged to help companies integrate or share data between their legacy internal systems and current web-based systems to improve enterprise-wide communications and data management. According to the research firm IDC, financial institutions in North America will increase spending on systems infrastructure software from $6.3 billion in 2000 to $11.7 billion in 2004, representing a 16.9% compound annual growth rate. We believe we have entered an important subsegment of this market with our DataXpress communications infrastructure product line.

Solutions

    Our software products and services play important business-critical roles in our customers' daily activities. Our Chapter 7 TCMS solution provides easy-to-use tools for asset management, financial record keeping and claims administration. Our Chapter 13 CasePower solution assists trustees in managing databases that can contain over 10,000 active bankruptcies by managing debtor payments, monthly creditor distributions and the generation of legal noticing and government reporting. We believe our bankruptcy solutions provide our customers with significant benefits including:

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  Increased operating efficiency and reduced operating costs through automation;

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  Reliance on a single solution provider; and

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  Ongoing compliance with changing regulations and reporting requirements.

    Our financial services solutions centralize enterprise-wide data communications and link legacy systems with current technology tools. Simultaneously, we support the mission-critical needs of our customers, including data security, reformatting and data validation. We believe our financial services products provide our customers with significant benefits including:

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  Consolidation of enterprise-wide financial data communications into a single solution;

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  Simplified communications with business partners;

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  Mission-critical reliability and security; and

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  A clear upgrade path.

Strategy

    Our objectives are to attain market leadership in the industries we serve, sustain profitable growth and deliver shareholder value. The key elements of our strategy are to:

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  Continue to increase market share;

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  Expand product and technology leadership;

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  Leverage vertical market expertise; and

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  Pursue selected strategic acquisitions.

Significant Acquisitions

    In March 2000, we acquired the assets of PHiTECH, Inc. and began providing financial services software and services through our DataXpress product line. In November 1999, we acquired certain assets of DCI Chapter 7 Solutions, Inc., a wholly-owned subsidiary of Union Bank of California, N.A. DCI provided bankruptcy trustee software to Chapter 7 bankruptcy trustees and was one of our primary competitors in the Chapter 7 trustee software business.

About Us

    We were incorporated in Missouri on July 15, 1988, when we completed a transaction in which we acquired all of the assets of an unrelated predecessor corporation, including the name "Electronic Processing, Inc." On June 7, 2000, we changed our name from Electronic Processing, Inc. to EPIQ Systems, Inc.

    Our principal executive office is located at 501 Kansas Avenue, Kansas City, Kansas 66105-1309, and our telephone number is (913) 621-9500. Our website is located at www.epiqsystems.com. Information on our website is not part of this prospectus.

The Offering

Common stock:
Shares offered by us	1,025,000 shares
Shares offered by the selling shareholders	475,000 shares
Common stock to be outstanding after this offering (1)	9,499,668 shares
Use of proceeds	For new product development, sales and marketing expansion, general corporate purposes and potential acquisitions.
Nasdaq National Market symbol	EPIQ

(1)
The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at June 4, 2001 and does not include 1,085,458 shares issuable under our stock option plan as of June 4, 2001, of which 875,227 shares are issuable upon exercise of options outstanding as of that date at a weighted average exercise price of $7.13 per share and 210,231 shares are available as of that date for future option grants.

    The information above and all information included elsewhere in this prospectus assumes the Underwriters do not exercise the option that we have granted them to purchase up to 225,000 additional shares. All share amounts and prices included in this prospectus have been adjusted to give effect to the 3 for 2 split of our common stock effected as a 50% stock dividend paid on February 23, 2001.

    TCMS™ is our registered trademark. We have filed trademark applications for DataXpress and CasePower, which are pending with the U.S. Patent and Trademark Office. This prospectus also includes references to registered trademarks of other companies. We have no proprietary rights in any of those other trademarks.

Summary Financial Data
(in thousands, except per share data)

    The following sets forth our summary financial data for the periods indicated. The table is derived from, should be read in conjunction with, and is qualified entirely by reference to our financial statements and the accompanying notes included elsewhere in this prospectus.

	Years ended December 31,					Three months ended March 31,
	1996	1997	1998	1999	2000	2000	2001
Income Statement Data:
Operating revenues	$6,319	$8,389	$11,546	$14,820	$23,257	$4,988	$7,134
Gross profit	3,010	4,391	6,269	7,926	14,136	3,072	4,718
Amortization—goodwill/intangibles	—	—	—	63	1,223	209	339
Acquisition related expenses	—	—	—	315	414	358	—
Purchased in-process research and development	—	—	—	—	364	364	—
Loss on disposal of computer equipment	—	—	—	230	—	—	—
Income from operations	614	1,184	1,847	1,920	3,651	312	1,614
Net income (1)	334	365	1,321	1,496	2,132	207	1,036
Net income per share—diluted (1)		$0.07	$0.21	$0.21	$0.30	$0.03	$0.12
Weighted average common shares outstanding—diluted		5,051	6,425	7,171	7,223	7,228	8,774
	March 31, 2001
	Actual	As Adjusted (2)
Balance Sheet Data:
Cash and cash equivalents	$10,622	$33,358
Working capital	14,259	36,995
Total assets	41,862	64,598
Total debt (3)	1,272	1,272
Stockholders' equity	37,239	59,975

(1)
For the year ended December 31, 1996, we operated as an S corporation and were not subject to federal and certain state income taxes. We terminated our status as an S corporation and became a C corporation subject to federal and state income taxes as of February 4, 1997, the date of our initial public offering of common stock. Had we been a C corporation throughout 1996, we would have recorded income taxes for the year of $144, assuming a statutory corporate tax rate of 39% and including an allowance for additional taxes that would have been paid on certain non-deductible expenses. Net income for December 31, 1997, includes a $273 initial income tax provision to record the effects of temporary differences at the date of the change in tax status, which would not have been recorded by us on a pro forma basis. For the year ended December 31, 1996, pro forma net income per share—diluted was based on 2,700 weighted average common shares outstanding. Pro forma information for the years ended December 31, 1996 and 1997 is as follows:

	1996	1997
Pro forma net income	$190	$638
Pro forma net income per share—diluted	$0.07	$0.13
(2)
As adjusted to give effect to our sale of 1,025,000 shares of common stock in this offering at the public offering price of $24.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds," "Capitalization" and "Selected Financial Data" included elsewhere in this prospectus.

(3)
Consists of long-term obligations, current portion of long-term obligations and deferred acquisition price.

RISK FACTORS

    You should carefully consider the following risk factors in addition to the other information set forth in this prospectus or incorporated by reference before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

We depend on ongoing bankruptcy filings.

    Our bankruptcy and related services segment is highly dependent on the amount of liquidated asset proceeds deposited by bankruptcy trustees and the number of bankruptcy filings in the United States. Economic fluctuations in the United States affect the number of bankruptcy filings and the dollar volume flowing through the federal bankruptcy system. A significant reduction in liquidated asset proceeds on deposit by bankruptcy trustees or the number of pending bankruptcy cases would have a material adverse effect on our bankruptcy and related services segment and our overall financial position, results of operations and cash flows.

We have historically lacked product and business diversification.

    Prior to 1992, our sole line of business activity was the provision of automation services to Chapter 13 trustees. In 1992 we introduced a Chapter 7 product for DOS, and in 1996 we introduced our Chapter 7 product line for Windows. The provision of those bankruptcy services constituted our sole business endeavor until March 2000, when we entered the financial services market through the purchase of PHiTECH, Inc. The financial services segment of our business represented only 14.4% of our total operating revenues in 2000 and only 6.8% of our total operating revenues in the first quarter of 2001.

Bankruptcy reform legislation could adversely affect our business.

    Bankruptcy reform legislation has been introduced in Congress in each of the last few years and has again been introduced in 2001. The currently proposed bankruptcy legislation could tighten the rules for debtors filing for certain types of bankruptcy and could make the bankruptcy process more cumbersome for debtors. While this legislation, if passed, could affect the number of bankruptcy filings, we do not think the current proposals would materially affect the aggregate Chapter 7 deposits held by our trustee customers in the foreseeable future. There can be no assurance that this bill or any future bankruptcy legislation will not adversely affect us.

We rely on our national marketing arrangement for Chapter 7 revenue.

    Current regulation of Chapter 7 bankruptcy trustees has the practical effect of discouraging trustees from incurring direct administrative costs for computer systems expenses. Accordingly, we generate Chapter 7 revenues through an arrangement in which Chapter 7 trustee customers, in accordance with licensing agreements with us, make deposits of liquidated asset proceeds with Bank of America (or in a limited number of cases with other depository banks), through which we collect monthly revenues that include a percentage of the total trustee funds on deposit. We promote our Chapter 7 product exclusively through a national marketing arrangement with Bank of America that has been in place since November 1993. Our agreement with Bank of America has no fixed expiration date, but either party has the option to end the agreement upon six months notice. There can be no assurance that this agreement will not be terminated. Termination of this agreement could have a material adverse effect on our Chapter 7 business and our overall financial condition, results of operations and cash flows until and unless we can establish a replacement marketing arrangement or arrangements. Substantially all of our Chapter 7 revenues are collected through our relationship with Bank of America. Although we have other Chapter 7 banking relationships that either predate our relationship with Bank of America or were acquired as part of our acquisition of the DCI Chapter 7 business in November 1999, there can be no assurance that another marketing arrangement or arrangements could be established with terms comparable to those we have with Bank of America or at all.

To support our national marketing arrangement for Chapter 7 trustees, we provide various products and services to a single customer from which we derive a significant percentage of our revenues.

    To support our national marketing arrangement for Chapter 7 trustees, we provide customized software solutions, related integration services and marketing and strategic consulting services to Bank of America. The revenues from these products and projects were 16.2% of our total bankruptcy and related services segment revenues in the first quarter of 2001, and 15.2% and 20.5% of our total bankruptcy and related services segment revenues in 1999 and 2000, respectively. Although we expect to continue to provide these types of products and services to Bank of America in the future, there can be no assurance that we will continue to do so. It is likely that we would not continue to provide these types of products and services to Bank of America if our Chapter 7 national marketing arrangement with Bank of America were terminated by Bank of America or us.

The loss of even a limited number of trustee customers could adversely affect our business.

    A single trustee customer with a large Chapter 7 deposit base or a large Chapter 13 caseload can comprise an important portion of our operating revenues, although sales to none of our bankruptcy trustee customers exceeded 5% of our revenues in 2000. Our future financial performance will depend on our ability to maintain existing trustee customer accounts and to attract business from trustees that are currently using a competitor's software product. The loss of even a limited number of trustee customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our quarterly results may fluctuate in the future.

    Our quarterly results in the future may fluctuate more than they have in the past. This may occur for a number of reasons.

    First, our bankruptcy and related services segment will continue to be affected by a number of factors, any one of which could substantially affect our results of operations for a particular fiscal quarter. Specifically, our quarterly results of operations for this segment and our company as a whole can vary due to fluctuations in trustees' deposit balances or caseloads, unanticipated expenses related to software maintenance or customer service, the timing, cancellation or rescheduling of customer orders and the timing and market acceptance of new software versions or support services.

    Second, within our bankruptcy and related services segment, we have in the last three years provided customized software solutions, related integration services and strategic marketing and consulting services to Bank of America. The revenues from these products and projects are of a less recurring nature than our more traditional Chapter 7 and Chapter 13 revenues, and our receipt and recognition of these revenues tend to fluctuate on a quarterly basis. There can be no assurance that we will continue to provide these types of products and services to Bank of America or other financial institutions in the future or that these types of revenues will not fluctuate significantly from quarter to quarter. Additionally, the recognition of revenue from these types of contracts, like our financial services segment discussed in the following paragraph, is complex, and the timing of the recognition of revenue from these customized products and services can be unpredictable.

    Third, our financial services segment has a greater likelihood of quarterly fluctuations in revenues and earnings than our bankruptcy and related services segment. The quarterly results for our financial services segment may be affected by one or more of the following additional factors:

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  The extent and timing of revenues recognized. DataXpress products and services are presently offered in a traditional software license pricing model, with a relatively significant up-front licensing fee and then more modest support fees over time. In the future we may develop new revenue models for our DataXpress products and services, which we hope will optimize our long-term results, even if there are some short-term consequences. The recognition of revenue from contracts in software businesses like our financial services segment is complex.

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  Customer budget priorities and purchasing cycles will more directly affect sales of DataXpress and future products in our financial services segment than purchases by our trustee customers in the bankruptcy and related services segment.

    Due to the foregoing factors, many of which are beyond our control, our quarterly revenues and operating results may be increasingly difficult to forecast in the future. It is possible that our future quarterly results of operations from time to time will not meet the expectations of securities analysts or investors, which could have a material adverse effect on the market price of our common stock.

Our stock price may be volatile even if our quarterly results do not fluctuate significantly.

    If our quarterly results fluctuate, the market price for our common stock may fluctuate as well, and those fluctuations may be significant. Even if we report stable or increasing earnings, the market price of our common stock may become more volatile. There are a number of factors, beyond earnings fluctuations, that can affect the market price of our common stock, including the following:

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  a decrease in market demand for our stock;

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  downward revisions in securities analysts' estimates;

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  announcements of technological innovations or new products developed by us or our competitors;

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  the degree of customer acceptance of new products or enhancements offered by us; and

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  general market conditions and other economic factors.

    In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of stocks of technology companies and that have often been unrelated to the operating performance of particular companies. The market price of our common stock has been volatile and is likely to continue to be volatile.

Certain shares of our common stock are now covered by an effective registration statement and are subject to resale at any time, which could adversely affect our common stock price.

    We have registered 1,350,000 shares of our common stock with the SEC on behalf of four institutional investors. These institutional investors purchased the shares from us in a December 2000 private placement. The shares covered by this registration statement may be resold by the institutional holders on the open market without volume restrictions, which could adversely affect the price of our common stock. We are obligated to keep this registration statement effective until December 29, 2002.

There are only a limited number of potential trustee customers and the bankruptcy trustee market is highly competitive.

    There are a limited number of Chapter 7 and Chapter 13 trustees that can be served by us. We currently estimate that there is approximately $3.0 to $3.5 billion of liquidated asset proceeds on deposit being managed by approximately 1,700 Chapter 7 trustees, and that there were approximately 700,000 active Chapter 13 cases at the end of 2000 managed by approximately 180 Chapter 13 trustees. There are several companies in the bankruptcy trustee market competing to sell to this limited group of trustee customers, and some of our competitors have substantially greater financial and marketing resources than do we. Our largest competitor in both Chapter 7 and Chapter 13 is J.P. Morgan Chase Bank, and we also compete with other regional competitors in selected markets. Although there are presently a limited number of firms that offer bankruptcy trustee solutions that directly compete with ours, there can be no assurance that other firms with resources significantly greater than ours will not enter this market. Our future financial performance will depend on our ability to maintain existing trustee customer accounts and to attract business from trustees who are currently using a competitor's software product.

    Because the number of bankruptcy trustees does not typically increase significantly, we can only increase our Chapter 7 and Chapter 13 trustee business through:

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  taking trustee business from our competitors;

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  increases in the amount of deposits of liquidated asset proceeds administered by our existing Chapter 7 trustee customers;

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  growth in the number of Chapter 13 cases managed by our existing Chapter 13 trustee customers; or

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  acquisition of the business or assets of one of our bankruptcy trustee competitors.

The financial services software market we serve is highly competitive.

    The financial services software market we now serve is highly competitive. Direct competition includes file transfer solutions developed by in-house information technology departments and commercial file transfer products offered by Sterling Commerce (a business unit of SBC Communications) and others. A number of our competitors, including Sterling Commerce, have substantially greater financial and marketing resources than do we.

We must be able to develop new technologies and respond to market changes.

    We regularly undertake new projects and initiatives in order to meet the changing needs of our customers. In doing so, we invest substantial resources with no assurance of their ultimate success. We believe our future success will depend, in part, upon our ability to:

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  enhance our existing products;

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  design and introduce new solutions that address the increasingly sophisticated and varied needs of our current and prospective customers;

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  maintain our technology leadership; and

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  respond to technological advances and emerging industry standards on a timely and cost-effective basis.

    There can be no assurance that future advances in technology will be beneficial to, or compatible with, our business or that we will be able to incorporate those advances into our business. In addition, keeping abreast of technological advances in our business may require substantial expenditures and lead-time. There can be no assurance that we will be successful in using new technologies, adapting our solutions to emerging industry standards or developing, introducing and marketing software products or enhancements, or that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these products. If we incur increased costs or are unable, for technical or other reasons, to develop and introduce new products or enhancements in a timely manner in response to changing market conditions or customer requirements, our business, financial position, results of operations and cash flows could be materially adversely affected.

Our new releases and products may have undetected errors.

    We intend to continue to issue new releases of our software products periodically. Complex software products, such as those we offer, frequently contain undetected errors or "bugs" when first introduced or as new versions are released that, despite our prior testing, are discovered only after a product has been installed and used by our customers. The introduction of new products and releases in the future, like our recent introductions of DataXpress Open Platform and TCMS 6.0, may have a greater risk of undetected errors or "bugs" than our historic software product upgrades.

    We have not experienced any material errors or "bugs" in the various upgrades of our TCMS and CasePower software products that we have released in recent years, and the DataXpress NonStop product we acquired in March 2000 does not appear to have experienced any material problems in the past. There can be no assurance, however, that errors will not be found in our software products in the future or that such errors, or difficulties in installing and maintaining our new software and releases or training customers and their staffs on the utilization of new products and releases will not result in a delay or loss of revenue, diversion of development resources, damage to our reputation, increased service costs or impaired market acceptance of our products. Errors and any resulting repercussions could have a material adverse effect on our business, financial position, results of operations and cash flows.

We may be harmed by security or product liability claims arising from our software products.

    We have included security features in our products that are intended to protect the privacy and integrity of data. Security for our products is a particularly critical aspect of those products given their use for Internet, private networks and other electronic transfers of highly confidential financial data. There can be no assurance, however, that our software products or the data communications they manage will not be subject to break-ins or disruptive problems caused by Internet or other users or that break-ins or problems will not result in a delay or loss of revenue, diversion of development resources, damage to our reputation, increased service costs or impaired market acceptance of our products, any of which could cause a material adverse effect on our business, financial position, results of operations and cash flows. Additionally, we could be exposed to potential liability for break-ins, product defects or other reasons. Defending such a liability claim could result in substantial costs to us and a significant diversion of our management's attention and could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our intellectual property is not protected through patents or formal copyright registration.

    Historically, we have not protected our intellectual property rights through patents or formal copyright registration. We believe, however, that our results of operations will depend more upon the innovation and technological expertise of our employees than upon those protections. There can be no assurance that we will be able to protect our trade secrets or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. In addition, there can be no assurance that foreign intellectual property laws will protect our intellectual property rights. In addition, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringements. Such litigation could result in substantial costs to us and diversion of management and other resources and could have a material adverse effect on our business, financial position, results of operations and cash flows.

Compliance with government regulations is critical for our bankruptcy software.

    Although our products and services are not directly regulated by the government, our bankruptcy trustee customers are subject to significant regulation. Bankruptcy trustees are subject to the United States Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and local rules and procedures established by bankruptcy courts. The Executive Office for United States Trustees, a division of the United States Department of Justice, oversees bankruptcy trustees and establishes administrative rules governing trustees' activities. The success of our bankruptcy and related services segment has been, and will continue to be, dependent in part on our ability to develop and maintain products and provide services that allow trustees to perform their duties within applicable regulatory and judicial rules and procedures. There can be no assurance that future regulation will not limit or eliminate the ability of trustees to utilize the types of products and services that we currently provide. Our failure to adapt our Chapter 7 and Chapter 13 products and services to changes in the Bankruptcy Code and applicable rules and procedures could have a material adverse effect on our business, financial position, results of operations and cash flows.

Acquiring businesses creates additional risks and challenges for us.

    In the last two years, we acquired two businesses at a combined cost of approximately $16 million. We intend to continue to consider additional opportunities to acquire other companies, assets or product lines that complement or expand our business. If we are unsuccessful in integrating these companies or product lines with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from companies we acquire include those associated with:

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  unexpected losses of key employees or customers of the acquired company;

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  conforming the acquired company's standards, processes, procedures and controls with our operations;

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  coordinating our new product and process development;

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  hiring additional management and other critical personnel;

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  increasing the scope, geographic diversity and complexity of our operations;

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  difficulties in consolidating facilities and transferring processes and know-how;

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  other difficulties in the assimilation of acquired operations, technologies or products;

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  diversion of management's attention from our other business concerns; and

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  adverse effects on existing business relationships with customers.

    We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and shares. If the consideration for an acquisition is paid in common stock, this could dilute existing shareholders. Any amortization of a significant amount of goodwill or other intangible assets resulting from an acquisition could materially affect our business, financial position and results of operations.

Growth creates additional challenges for our management.

    We have experienced significant growth since we first publicly offered our common stock in February 1997. A continuing period of significant future growth could place a significant strain on our management, operations and other resources. Our ability to manage our anticipated future growth will require us to continue to invest in our operational, financial and information systems, and to attract, retain, motivate and effectively manage our employees. Our inability to manage any future growth effectively could have a material adverse effect on our business, financial position, results of operations and cash flows.

We depend upon our key personnel.

    Our future success will depend in significant part upon the continued service of our senior management and certain of our key technical personnel and our continuing ability to attract, assimilate and retain highly qualified technical, managerial and sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key personnel or that we can attract, assimilate and retain those employees in the future. While we have non-disclosure agreements and non-compete agreements with substantially all of our employees, we do not have employment agreements with any of our executive officers or other employees. We maintain key-man life insurance policies on our Chairman and Chief Executive Officer and our President and Chief Operating Officer. The loss of the services of either of these persons or other key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect upon our business, financial position, results of operations and cash flows.

We have broad discretion in the use of proceeds from this offering.

    The net proceeds to be received by us from the offering are expected to be used for new product development, sales and marketing expansion, general corporate purposes and potential acquisitions. We have no present agreements or understandings with respect to any potential acquisitions, and there can be no assurance that any acquisition will occur. Our board of directors and management will have broad discretion over the application of the net proceeds of the offering and may use the proceeds for purposes with which you may disagree.

We do not pay cash dividends on our common stock.

    We presently do not intend to pay any cash dividends on our common stock. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, if any, our capital requirements, financial condition and other factors that the board of directors may deem relevant. We currently intend to retain all earnings, if any, to invest in our operations. As a result, the success of your investment in our common stock will depend entirely upon its future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

Our directors and executive officers will continue to have a substantial influence over matters requiring a shareholder vote.

    After the offering, our directors and executive officers will beneficially own approximately 23.0% of the outstanding shares of common stock. For so long as our directors and executive officers own a significant percentage of our common stock, they will retain substantial influence over our affairs, which may result in decisions that are not in the best interests of all the shareholders. These factors may also have the effect of delaying or preventing a change in management or voting control of our company. The holders of a majority of the outstanding shares of common stock can elect all of our directors and, under Missouri law, the holders of more than one-third of the outstanding shares of common stock can delay or prevent certain fundamental corporate transactions, including mergers, consolidations and the sale of all or substantially all of our assets.

Our articles of incorporation contain a provision that could be used by us to discourage or prevent a takeover of our company.

    Our articles of incorporation authorize our board of directors to issue preferred stock in one or more series, without shareholder approval, and to fix the designation, rights and preferences of each series of preferred stock. Our board of directors could issue a series of preferred stock in a manner designed to prevent or discourage a takeover of our company.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes statements that plan for or anticipate the future. These forward-looking statements include statements about our future business plans and strategies, and other statements that are not historical in nature. These forward-looking statements are based on our current expectations. Many of these statements are found in the "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.

    Forward-looking statements may be identified by words or phrases such as "believe," "expect," "anticipate," "should," "planned," "may," "estimated" and "potential." Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements. In order to comply with the terms of the safe harbor, and because forward-looking statements involve future risks and uncertainties, listed in this prospectus are a variety of factors that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. These factors include among other things each of the risk factors set forth under "Risk Factors" in this prospectus.

    In addition, there may be other factors that may cause actual results to differ materially from any forward-looking statements. We undertake no responsibility to update any forward-looking statements contained or incorporated by reference in this prospectus to reflect future events or developments.

USE OF PROCEEDS

    Our net proceeds from the sale of 1,025,000 shares of common stock in this offering will be approximately $22.7 million after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling shareholders.

    We intend to use these net proceeds for:

  •
  new product development;

  •
  sales and marketing expansion;

  •
  general corporate purposes; and

  •
  potential acquisitions.

    We currently have no commitments or agreements with respect to any acquisitions. Until we use the net proceeds as described above, we intend to invest the net proceeds in short-term government securities or other investment grade interest-bearing obligations.

PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol "EPIQ." The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported by the Nasdaq National Market.

	Price Range
	High	Low
Year Ended December 31, 1999
First Quarter	$8.583	$5.250
Second Quarter	7.083	4.917
Third Quarter	7.417	5.833
Fourth Quarter	10.000	6.083
Year Ended December 31, 2000
First Quarter	10.000	6.167
Second Quarter	8.292	6.167
Third Quarter	10.833	7.000
Fourth Quarter	12.750	9.667
Year Ending December 31, 2001
First Quarter	20.250	11.292
Second Quarter (through June 25, 2001)	36.070	18.375

    On June 25, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $24.25 per share. As of June 25, 2001, there were approximately 80 owners of record of our common stock and approximately 2,500 beneficial owners of our common stock.

DIVIDEND POLICY

    We presently do not expect to declare or pay any cash dividends. We currently intend to retain our earnings for use in the operation and expansion of our business. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, if any, our capital requirements, financial condition and other factors that the board of directors may deem relevant.

CAPITALIZATION
(dollars in thousands, except per share data)

    The following table sets forth our cash and cash equivalents, current maturities of long-term obligations and deferred acquisition price, long-term obligations and deferred acquisition price, less current portion, stockholders' equity and capitalization at March 31, 2001:

  •
  on a historical basis; and

  •
  as adjusted to reflect the application of the net proceeds received by us in this offering at the public offering price of $24.00 per share.

	March 31, 2001
	Actual	As Adjusted
Cash and cash equivalents	$10,622	$33,358

Current maturities of long-term obligations and deferred acquisition price	$385	$385

Long-term obligations and deferred acquisition price, less current portion	$887	$887

Stockholders' equity:
Common stock, $0.01 par value, authorized 20,000,000 shares; issued and outstanding 8,454,979 shares (actual) and 9,479,979 shares (as adjusted)	85	95
Additional paid-in capital	30,808	53,534
Retained earnings	6,346	6,346

Total stockholders' equity	37,239	59,975

Total capitalization	$38,126	$60,862

SELECTED FINANCIAL DATA
(in thousands, except per share data)

    You should read the following selected financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the accompanying notes included elsewhere in this prospectus. We derived the selected financial data as of and for each of the five years ended December 31, 2000 from our audited financial statements. We derived the selected financial data as of and for each of the three-month periods ended March 31, 2000 and 2001, from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results that we may achieve for the full year.

	Years ended December 31,					Three months ended March 31,
	1996	1997	1998	1999	2000	2000	2001
Income Statement Data:
Operating revenues	$6,319	$8,389	$11,546	$14,820	$23,257	$4,988	$7,134
Cost of sales:
Cost of products and services	2,498	2,947	3,824	4,737	6,022	1,244	1,588
Depreciation and amortization	811	1,051	1,453	2,157	3,099	672	828

Total cost of sales	3,309	3,998	5,277	6,894	9,121	1,916	2,416

Gross profit	3,010	4,391	6,269	7,926	14,136	3,072	4,718

Operating expenses:
General and administrative	2,306	3,101	4,268	5,237	8,217	1,778	2,674
Depreciation	90	106	154	161	267	51	91
Amortization—goodwill/intangibles	—	—	—	63	1,223	209	339
Acquisition related	—	—	—	315	414	358	—
Purchased in-process research and development	—	—	—	—	364	364	—
Loss on disposal of computer equipment	—	—	—	230	—	—	—

Total operating expenses	2,396	3,207	4,422	6,006	10,485	2,760	3,104

Income from operations	614	1,184	1,847	1,920	3,651	312	1,614
Interest income (expense)	(280)	(94)	303	520	(199)	35	123

Income before income taxes	334	1,090	2,150	2,440	3,452	347	1,737
Provision for income taxes (1)	—	725	829	944	1,320	140	701

Net income (1)	$334	$365	$1,321	$1,496	$2,132	$207	$1,036

Net income per share:
Basic		$0.07	$0.21	$0.22	$0.30	$0.03	$0.12
Diluted (1)		$0.07	$0.21	$0.21	$0.30	$0.03	$0.12
Weighted average common shares outstanding:
Basic		4,876	6,190	6,955	6,992	6,964	8,439
Diluted		5,051	6,425	7,171	7,223	7,228	8,774

	December 31,					March 31,
	1996	1997	1998	1999	2000	2001
Balance Sheet Data:
Cash and cash equivalents	$5	$1,835	$820	$1,643	$15,128	$10,622
Working capital	(1,177)	1,776	12,191	4,347	13,032	14,259
Total assets	4,766	8,161	21,279	26,222	44,939	41,862
Total debt (2)	3,152	1,517	268	109	4,863	1,272
Stockholders' equity	990	5,599	19,391	20,925	35,923	37,239

(1)
For the year ended December 31, 1996, we operated as an S corporation and were not subject to federal and certain state income taxes. We terminated our status as an S corporation and became a C corporation subject to federal and state income taxes as of February 4, 1997, the date of our initial public offering of common stock. Had we been a C corporation throughout 1996, we would have recorded income taxes for the year of $144, assuming a statutory corporate tax rate of 39% and including an allowance for additional taxes that would have been paid on certain non-deductible expenses. Net income for December 31, 1997, includes a $273 initial income tax provision to record the effects of temporary differences at the date of the change in tax status, which would not have been recorded by us on a pro forma basis. For the year ended December 31, 1996, pro forma net income per share—diluted was based on 2,700 weighted average common shares outstanding. Pro forma information for the years ended December 31, 1996 and 1997 is as follows:

	1996	1997
Pro forma net income	$190	$638
Pro forma net income per share—diluted	$0.07	$0.13
(2)
Consists of long-term obligations, current portion of long-term obligations and deferred acquisition price.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with our financial statements and notes thereto and other financial information that appears elsewhere in this prospectus.

Overview

    We develop, market and license proprietary software solutions for workflow management and data communications infrastructure for the bankruptcy trustee market and the financial services market. We have achieved growth rates in operating revenues of 56.9% for 2000 compared to 1999, and 43.0% for the three-month period ended March 31, 2001 compared to the same period in 2000.

    The application of Chapter 7 bankruptcy regulations has the practical effect of discouraging trustees from incurring direct administrative costs for computer systems expenses. As a result, all nationally marketed Chapter 7 systems are provided to trustees without direct costs to the trustee. We have a national marketing arrangement with Bank of America to provide our comprehensive, turnkey, back-office computer systems to Chapter 7 trustees without direct charges to the trustee. Under this arrangement:

  •
  we license our proprietary software to the trustee and furnish hardware, conversion services, training and customer support, all at no cost to the trustee;
  •
  the trustee agrees to deposit with Bank of America the cash proceeds from all asset liquidations in the Chapter 7 cases managed by that trustee; and
  •
  we collect from Bank of America monthly revenues based upon a percentage of the total liquidated assets on deposit.

    Because of this arrangement, we have a recurring revenue stream from our Chapter 7 operations. We also derive Chapter 7 revenues from conversions, upgrades and customized software provided to Chapter 7 trustees, as well as from customized software, technology services and marketing and strategic consulting services that we provide directly to Bank of America in support of our national marketing arrangement.

    On November 29, 1999, we acquired certain assets of DCI Chapter 7 Solutions, Inc., a wholly-owned subsidiary of Union Bank of California, N.A. DCI provided bankruptcy trustee software to Chapter 7 bankruptcy trustees and was one of our primary competitors in the Chapter 7 trustee software business. At the time of acquisition, DCI had approximately 240 Chapter 7 trustee customers, with an aggregate deposit base of approximately $350 million, most of which was held at financial institutions other than Bank of America. Since the acquisition, we have successfully transferred the majority of these Chapter 7 trustee deposits to Bank of America. We accounted for the acquisition of DCI using the purchase method of accounting, and as such, our results of operations for the year ended December 31, 1999 include the results of DCI subsequent to November 29, 1999.

    For our Chapter 13 business, we typically receive an initial implementation fee from the Chapter 13 trustee. We also receive monthly revenues from each Chapter 13 trustee customer based on the total number of cases in that trustee's database, the type of equipment installed, the volume of printed documents to be outsourced to us, and the level of support service selected by the trustee.

    For our financial services segment, we sell our DataXpress product line utilizing a traditional server-based license, maintenance and professional services pricing model. Various optional features are available for additional fees.

    On March 17, 2000, we acquired the assets of PHiTECH, Inc. and began providing financial services software and services through our DataXpress products. From our inception until the date of this acquisition, we derived all of our revenues from our bankruptcy and related services segment. The acquisition of PHiTECH was accounted for using the purchase method of accounting, and as such, our results of operations for the year ended December 31, 2000 include the results of our financial services segment subsequent to March 17, 2000.

    For our Chapter 7 bankruptcy software product, we generate monthly revenues from our Chapter 7 trustee customers though our national marketing arrangement with Bank of America, in which we receive revenues based on the level of trustees' deposits with Bank of America as well as for other services. We recognize revenues after the product is installed and deposits are transferred. We recognize revenues for Chapter 13 processing and noticing on a monthly basis upon completion of the services. All other ancillary fees are recognized as the services are provided.

    Our financial services revenues and a portion of our bankruptcy and related services revenues are derived from software licensing, consulting services and maintenance fees. Licensing fees are recorded as revenue following delivery and acceptance. Consulting revenues are recognized in the period in which the services are performed and in certain circumstances, depending on the nature of the arrangement, are recognized based on the percentage of completion method. Maintenance fees are collected in advance and recognized on a straight-line basis as revenue over the life of the maintenance contract.

Results of Operations

    The following table sets forth certain income statement data stated as a percentage of total operating revenues:

	Years ended December 31,			Three months ended March 31,
	1998	1999	2000	2000	2001
Operating revenues:
Bankruptcy and related services	100.0%	100.0%	85.6%	99.0%	93.2%
Financial services	—	—	14.4	1.0	6.8

Total operating revenues	100.0	100.0	100.0	100.0	100.0

Cost of sales:
Cost of products and services:
Bankruptcy and related services	33.1	32.0	21.1	24.7	18.4
Financial services	—	—	4.8	0.2	3.9
Depreciation and amortization:
Bankruptcy and related services	12.6	14.5	12.6	13.4	10.8
Financial services	—	—	0.7	0.1	0.8

Total cost of sales	45.7	46.5	39.2	38.4	33.9

Gross profit	54.3	53.5	60.8	61.6	66.1

Operating expenses:
General and administrative	37.0	35.3	35.3	35.6	37.4
Depreciation	1.3	1.1	1.1	1.0	1.3
Amortization—goodwill/intangibles	—	0.4	5.3	4.2	4.8
Acquisition related	—	2.1	1.8	7.2	—
Purchased in-process research and development	—	—	1.6	7.3	—
Loss on disposal of computer equipment	—	1.6	—	—	—

Total operating expenses	38.3	40.5	45.1	55.3	43.5

Income from operations	16.0%	13.0%	15.7%	6.3%	22.6%

Net income	11.4%	10.1%	9.2%	4.1%	14.5%

Quarter Ended March 31, 2001 compared to Quarter Ended March 31, 2000

    Operating revenues increased 43.0% or $2,145,658 to $7,133,635 in the three-month period ended March 31, 2001 compared to $4,987,977 in the three-month period ended March 31, 2000. The growth in operating revenues was attributable to increased revenues generated by Chapter 7 bankruptcy and related services and from revenues generated from our financial services segment. The bankruptcy and related services revenues increased 34.7% or $1,712,230 to $6,652,005 in the three-month period ended March 31, 2001 compared to $4,939,775 in the three-month period ended March 31, 2000. The increase in bankruptcy and related services revenues was primarily a result of completing an expanded upgrade program in the three-month period ended March 31, 2001, which included higher fees and more trustees receiving the upgrade. In comparison, for the three-month period ended March 31, 2000, the upgrade process began in that three-month period but was not completed until the second quarter of 2000. Also contributing to the increase were revenues for marketing and strategic consulting and software enhancements for Bank of America, which were slightly offset by a reduction in technology integration revenues. Revenues received from these projects accounted for 16.2% of the bankruptcy and related services revenues for the three-month period ended March 31, 2001 compared to 13.6% of the bankruptcy and related services revenues for the three-month period ended March 31, 2000. Financial services revenues related to our DataXpress product contributed $433,428 to the total revenue increase for the three-month period ended March 31, 2001. This increase was a result of our acquisition of PHiTECH in March 2000.

    Total cost of sales increased 26.1% or $499,411 to $2,415,990 in the three-month period ended March 31, 2001 compared to $1,916,579 in the three-month period ended March 31, 2000. Total cost of sales as a percentage of operating revenues decreased to 33.9% in the three-month period ended March 31, 2001 compared to 38.4% in the three-month period ended March 31, 2000. Cost of products and services for bankruptcy and related services increased 6.4% or $79,377 to $1,312,802 in the three-month period ended March 31, 2001 compared to $1,233,425 in the three-month period ended March 31, 2000. The financial services segment contributed $264,696 to the increase in the total cost of products and services for the three-month period ended March 31, 2001. Bankruptcy and related services cost of products and services, as a percentage of bankruptcy and related services revenues was 19.7% in the three-month period ended March 31, 2001 compared to 25.0% in the three-month period ended March 31, 2000. The decrease in cost as a percentage of revenues was largely attributable to the increase in operating revenues from upgrade revenue, enhancement revenue and marketing and strategic consulting fees in the three-month period ended March 31, 2001 as compared to the three-month period ended March 31, 2000, as described above. Depreciation and amortization increased 23.1% or $155,338 to $827,662 in the three-month period ended March 31, 2001 compared to $672,324 in the three-month period ended March 31, 2000, primarily due to the purchase of computer equipment as new trustees adopted our TCMS product and equipment acquired with our March 2000 PHiTECH acquisition.

    Operating expenses increased 12.5% or $344,682 to $3,104,307 for the three-month period ended March 31, 2001 compared to $2,759,625 for the three-month period ended March 31, 2000. Operating expenses, as a percentage of operating revenues, were 43.5% for the three-month period ended March 31, 2001 compared to 55.3% in the three-month period ended March 31, 2000. The increase in operating expenses for the three-month period ended March 31, 2001 was due to a $895,721 increase in general and administrative expenses over the comparable period in 2000. This increase in general and administrative expenses was partially offset by the absence of any acquisition related expenses or charge for acquired in-process research and development in the three-month period ended March 31, 2001. Included in operating expenses in 2000 were acquisition related expenses of $357,656 and a charge for acquired in-process research and development of $363,738, which together represented 26.1% of the operating expenses for the three-month period ended March 31, 2000. The increase in general and administrative expenses for the three-month period ended March 31, 2001 was due primarily to increases in compensation expense, related to both additional personnel and salary and benefit increases, and legal and accounting costs for additional SEC filings. The additional personnel expenses related primarily to new employees from our March 17, 2000 acquisition of PHiTECH and additional sales, marketing and support personnel hired since the acquisition to support that business. Operating expenses also increased in the three-month period ended March 31, 2001, compared to the same period in 2000 due to an increase in amortization of goodwill and intangibles. Since the PHiTECH acquisition occurred on March 17, 2000, the three-month period ended March 31, 2000 included only two weeks of goodwill and other intangibles amortization related to that acquisition, while the three-month period ended March 31, 2001 included three months of such amortization.

    The acquired in-process research and development charge related to PHiTECH's new Java-based product, DataXpress Open Platform, which was approximately 80% complete at the time of the acquisition. At the acquisition date, the technological feasibility of the acquired technology had not been established and the technology had no alternative uses. We expended additional costs of approximately $64,000 during calendar year 2000 in order to achieve technological feasibility, which was established in July 2000. Since technological feasibility was established, we have capitalized approximately $633,000 in expenditures as software development costs, of which approximately $290,000, was capitalized in the three-month period ended March 31, 2001. In April 2001, we incurred approximately $117,000 in additional costs in preparation for its April 2001 release. We plan to continue to enhance this software, and expect to access additional markets with this new technology. The value assigned to the acquired in-process research and development was estimated using the cost approach. This approach includes estimating a replacement cost based on the cost expended to recreate the utility of the technology. Estimates were made of the amount of time and effort that would be spent redesigning and reprogramming multiplied by a standardized measure of software development activity, based on an estimate of our current costs of development.

    We had net interest income of $123,289 for the three-month period ended March 31, 2001 compared to net interest income of $35,598 for the three-month period ended March 31, 2000. The increase in interest income is a result of our investment of the net proceeds received from a private placement of 1,350,000 shares of our common stock on December 29, 2000.

    Net income as a percentage of operating revenues increased to 14.5% in the three-month period ended March 31, 2001 from 4.1% in the three-month period ended March 31, 2000. The increase in net income as a percentage of operating revenues was largely due to the acquisition related charges and the acquired in-process research and development charge in the three-month period ended March 31, 2000.

Fiscal Year Ended December 31, 2000 compared to Fiscal Year Ended December 31, 1999

    Operating revenues increased 56.9% or $8,436,152 to $23,256,552 in 2000 compared to $14,820,400 in 1999. The growth in operating revenues was attributable to revenues generated by Chapter 7 bankruptcy and related services and from new revenues generated from financial services associated with our March 17, 2000 acquisition of PHiTECH. Bankruptcy and related services revenues increased 34.3% or $5,085,402 to $19,905,802 in 2000 compared to $14,820,400 in 1999. The increase in bankruptcy and related services revenue was due in part to the revenues generated from the growth in new Chapter 7 trustee business as a result of our November 1999 DCI acquisition and additional new customer growth as well as increases in revenues for licensing, marketing and strategic consulting and technology services for Bank of America. The licensing fees, marketing and strategic consulting fees, electronic banking services and technology services for Bank of America accounted for 20.5% of the bankruptcy and related services revenues for 2000 compared to 15.2% of the bankruptcy and related services revenues for 1999. The increase in Chapter 7 revenues was partially offset by a $731,050 decrease in Chapter 13 revenues, which was mainly a result of non-recurring hardware sales and CasePower related conversion fees in 1999 that related to Chapter 13 trustees upgrading to CasePower from a legacy product and to a lesser extent a decrease in noticing revenues. Financial services revenues related to the DataXpress product contributed $3,350,750 to the total revenue increase for 2000.

    Total cost of sales increased 32.3% or $2,226,663 to $9,121,166 in 2000 compared to $6,894,503 in 1999. Total cost of sales as a percentage of operating revenues decreased to 39.2% in 2000 compared to 46.5% in 1999. Cost of sales for bankruptcy and related services increased 13.8% or $953,577 to $7,848,080 in 2000 compared to $6,894,503 in 1999. The financial services segment contributed $1,273,086 to the increase in the total cost of sales for 2000. Bankruptcy and related services cost of sales, as a percentage of bankruptcy and related services revenues, was 39.4% in 2000 compared to 46.5% in 1999. The decrease in this as a percentage of revenue was largely attributable to the increase in operating revenues from licensing fees, marketing and strategic consulting fees and technology services for Bank of America in 2000 as compared to 1999, as described above. Such fees were at a substantially higher gross margin than our historic Chapter 7 revenues. Depreciation and amortization increased 43.7% or $942,179 to $3,099,254 in 2000 compared to $2,157,075 in 1999, primarily due to the depreciation on additional equipment acquired with our DCI acquisition, the purchase of computer equipment as new trustees adopted our Chapter 7 product, and to a lesser extent equipment acquired with our March 2000 PHiTECH acquisition.

    Operating expenses increased 74.6% or $4,479,210 to $10,484,810 in 2000 compared to $6,005,600 in 1999. Operating expenses, as a percentage of operating revenues, were 45.1% in 2000 compared to 40.5% in 1999. The increase was due to increases in general and administrative infrastructure expenses necessary to support a higher level of revenues, including additional sales and marketing expenses related to growth of our Chapter 7 product and financial services products, the amortization of goodwill and intangibles, acquisition related expenses and a charge for acquired in-process research and development. Sales and marketing expenses include sales and marketing salaries, trade shows costs, travel associated with Chapter 7 installations and advertising costs. Sales and marketing expenses increased 58.9% or $670,230 to $1,807,652 in 2000 compared to $1,137,422 in 1999. Included in operating expenses in 2000 were acquisition related expenses of $413,657 and a charge for acquired in-process research and development of $363,738. These two charges represent 17.4% of the increase. Included in operating expenses in 1999 were acquisition related expenses of $315,197 and a loss of $230,069 from the write-off of computer equipment, which represented 34.4% of the operating expense increase in 1999. Acquisition related expenses include costs related to potential acquisitions that were not consummated and indirect costs related to our completed acquisitions.

    We had net interest expense of $199,056 in 2000 compared to net interest income of $519,693 in 1999. The change from income to expense resulted in part from a reduction in interest income for 2000 due to the use of cash for the DCI and PHiTECH acquisitions. The change was also due to an increase in interest expense as result of using our $3,500,000 line of credit to finance a portion of the PHiTECH acquisition cost.

    Our effective tax rate was 38.2% for 2000 compared to 38.7% for 1999.

    Net income as a percentage of operating revenues decreased to 9.2% in 2000 from 10.1% in 1999. The decrease in net income as a percentage of operating revenues was largely due to the amortization of goodwill and intangibles, acquisition related charges, the acquired in-process research and development charge, the decrease in interest income and the increase in interest expense.

Fiscal Year Ended December 31, 1999 Compared to Fiscal Year Ended December 31, 1998

    Operating revenues increased 28.4% or $3,274,127 to $14,820,400 in 1999 compared to $11,546,273 in 1998. Approximately 92.2% of the growth in operating revenues was attributable to revenues generated by the Chapter 7 business. Chapter 7 revenues increased 47.5% or $3,018,599 to $9,374,028 in 1999 compared to $6,355,429 in 1998. The increase in Chapter 7 trustee business was due in part to the growth in new Chapter 7 trustee business and fees for electronic banking and technology services provided. Electronic banking and technology services for Bank of America accounted for approximately 15.2% of the bankruptcy and related services revenues in 1999 compared to less than 1.0% in 1998. Chapter 13 revenues increased 4.9% or $255,528 to $5,446,372 in 1999 compared to $5,190,844 in 1998. The relatively lower growth in Chapter 13 revenues was primarily due to servicing current Chapter 13 customers who had converted to our CasePower product and our emphasis on our Chapter 7 business and acquisitions.

    Total cost of sales increased 30.7% or $1,617,668 to $6,894,503 in 1999 compared to $5,276,835 in 1998. Total cost of sales as a percentage of operating revenues increased to 46.5% in 1999 compared to 45.7% in 1998. Cost of products and services for bankruptcy and related services increased 23.9% or $913,353 to $4,737,428 in 1999 compared to $3,824,075 in 1998. The increase in 1999 resulted principally from an increase in customer service expense to support the growth in Chapter 7 sales and expenses associated with providing electronic banking and technology services for Bank of America. Cost of products and services as a percentage of operating revenues decreased to 32.0% in 1999 compared to 33.1% in 1998. Depreciation and amortization increased 48.5% or $704,315 to $2,157,075 in 1999 compared to $1,452,760 in 1998, primarily due to the purchase of computer equipment for our Chapter 7 product.

    Operating expenses increased 35.8% or $1,583,660 to $6,005,600 in 1999 compared to $4,421,940 in 1998. Operating expenses, as a percentage of operating revenues, were 40.5% in 1999 compared to 38.3% in 1998. The dollar increase in operating expenses was due to increases in general and administrative infrastructure necessary to support a higher level of revenues including additional sales and marketing expenses related to growth of our Chapter 7 product, acquisition related expenses and the disposal of computer equipment. Sales and marketing expenses increased 41.3% or $332,297 to $1,137,422 in 1999 compared to $805,125 in 1998. Included in operating expenses in 1999 were acquisition related expenses of $315,197, which represented 19.9% of the operating expense increase in 1999. Also included in operating expenses was a loss of $230,069 from the write-off of computer equipment, which represented 14.5% of the operating expense increase. We acquired a significant amount of computer equipment with the DCI acquisition, and with the assimilation of DCI it was necessary to standardize certain equipment for efficiency purposes. As a result, certain equipment with a net book value of $230,069 was retired.

    Net interest income was $519,693 in 1999 compared to $302,359 in 1998. The increase resulted from the investment of the net proceeds from our sale of common stock in a public offering completed in June 1998. Outstanding debt was also paid off with a portion of the net proceeds from our stock offering, resulting in a reduction in interest expense.

    Our effective tax rate was 38.7% for 1999 compared to 38.6% for 1998.

    Net income as a percentage of operating revenues decreased to 10.1% in 1999 from 11.4% in the 1998. The decrease was largely due to acquisition related charges and the loss on disposal of computer equipment, offset by the increase in interest income and the decrease in interest expense.

Quarterly Financial Data

    The following table sets forth certain unaudited quarterly historical financial data for each of our last nine quarters ended March 31, 2001. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter shown are not necessarily indicative of results for any future period.

Quarters Ended
(in thousands, except per share data)

	Mar. 31, 1999	June 30, 1999	Sep. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sep. 30, 2000	Dec. 31, 2000	Mar. 31, 2001
Operating revenues	$3,430	$3,629	$3,973	$3,788	$4,988	$5,765	$6,094	$6,410	$7,134
Gross profit	1,826	1,853	2,223	2,024	3,071	3,524	3,676	3,865	4,718
Amortization of goodwill/intangibles	1	1	1	60	209	334	334	346	339
Acquisition related expenses	—	—	—	315	358	56	—	—	—
Purchased in-process research and development	—	—	—	—	364	—	—	—	—
Loss on disposal of computer equipment	—	—	—	230	—	—	—	—	—
Income (loss) from operations	541	655	832	(108)	312	1,007	1,184	1,148	1,614
Net income	$412	$478	$605	$1	$207	$569	$677	$679	$1,036
Net income per share—diluted	$0.06	$0.07	$0.08	$0.00	$0.03	$0.08	$0.09	$0.09	$0.12

Liquidity and Capital Resources

    Our cash and cash equivalents and short-term investments decreased to $10,622,246 as of March 31, 2001 compared to $16,377,916 as of December 31, 2000. The decrease in cash and cash equivalents and short-term investments was primarily attributable to paying off our lines of credit, purchasing equipment, developing software, use of cash for operations and the increase in accounts receivable. Our cash and cash equivalents and short-term investments increased to $16,377,916 as of December 31, 2000, compared to $5,492,848 as of December 31, 1999. The increase in cash and cash equivalents and short-term investments was primarily attributable to gross proceeds of $13,500,000 from our private placement of 1,350,000 shares of our common stock on December 29, 2000.

    We used cash in operations of $1,162,669 for the three-month period ended March 31, 2001. Net cash used primarily consisted of cash generated from net income plus depreciation and amortization which were offset by the increase in accounts receivables and the decrease in accounts payable and deferred revenue.

    We generated cash from operations of $3,733,878, $7,300,757 and $2,937,735 for the years ended December 31, 2000, 1999 and 1998, respectively. The cash flow generated from operations in 2000 primarily consisted of cash generated from net income plus depreciation and amortization, which were offset in part by the increase in accounts receivable and decrease in deferred revenue. The cash flow generated from operations in 1999 primarily consisted of net income plus depreciation and amortization and the increase in deferred revenue less an increase in accounts receivable. Deferred revenues increased in 1999 as a result of receiving $4.5 million from Bank of America for various technology and integration services related to our DCI acquisition, of which a large portion was deferred for services remaining to be performed. In 2000, the deferred revenues decreased as these services were performed and we recognized the related revenues.

    Net cash used in investing activities for the three months ended March 31, 2001 was $14,658, primarily consisting of purchases of computer equipment related to our Chapter 7 product and capitalized software development costs, offset by net proceeds from maturities of short-term investments.

    Net cash used in investing activities was $6,606,188, $6,357,189 and $15,146,836 for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash used in investing activities in 2000 and 1999 was primarily related to our acquisitions of PHiTECH and DCI, respectively, and was primarily related to the purchase of short-term investments in 1998.

    Net cash used in financing activities for the three months ended March 31, 2001 was $3,328,343, primarily consisting of repayments on lines of credit.

    Net cash generated from (used in) financing activities was $16,357,378, ($120,976) and $11,194,124 for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash generated from financing activities was principally from a private placement and a public offering of our common stock we completed in 2000 and 1998, respectively.

    We maintain a $3,500,000 working capital line of credit and a $2,500,000 line of credit to finance certain computer equipment purchases. No amounts were outstanding on either line of credit at March 31, 2001. Any outstanding principal on the working capital line is due upon demand, and if no demand is made, then upon expiration. Each borrowing on the equipment line of credit is due over a 36-month period from the date of the borrowing. If not renewed, the lines of credit will expire on June 20, 2001. We intend to seek renewals of both credit lines and anticipate no problems in obtaining renewals from the bank on similar terms.

    On May 18, 2001, we purchased our corporate headquarters building from a partnership, which is 50.0% owned by our Chairman and Chief Executive Officer, for a cash purchase price of $1,750,000. We paid the purchase price from our current cash resources.

    We believe that the net proceeds of this offering, together with our current cash and cash equivalents, cash generated from operations and amounts available under our lines of credit, will be sufficient to finance our currently anticipated working capital and property and equipment expenditures for the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risk

    Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on capital lease obligations and short-term investments. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse affect on our business, financial position, results of operations and cash flows.

BUSINESS

    We develop, market and license proprietary software solutions for workflow management and data communications infrastructure for the bankruptcy trustee market and the financial services market. For the bankruptcy trustee market, we serve a national customer base with specialized products that facilitate the financial and administrative aspects of bankruptcy case management and that are accompanied by a high level of coordinated support, including network integration, post-installation support and value-added services.

    Our products are the cornerstone of the daily operations of a bankruptcy trustee's office and enable management of virtually every aspect of the trustee's caseload. Unlike traditional software licensing arrangements under which the end-user pays a relatively significant up-front licensing fee and then more modest support fees over time, our bankruptcy trustee billing models generate ongoing monthly revenues from each customer. For our Chapter 7 business, we provide our products and services to trustee customers at no direct charge. Our trustee customers agree to deposit the cash proceeds from liquidations of debtors' assets with Bank of America, with whom we have a national marketing arrangement. Each Chapter 7 trustee customer relationship generates recurring revenues, which we collect through our marketing arrangement and which are based on a percentage of the total liquidated asset proceeds on deposit. To support our marketing arrangement, we also receive revenues from customized software, technology services and marketing and strategic consulting services we provide directly to Bank of America. For our Chapter 13 business, in addition to an initial implementation fee, we collect monthly revenues directly from each trustee customer based on the number of cases in the trustee's database and the number of printed documents we generate for the trustee.

    For the financial services market, our DataXpress product line provides cross-platform, software-based communications infrastructure that enables corporate customers to format and securely route business-critical data over the Internet and private networks, using a variety of communication protocols. DataXpress automates this communication while reducing labor and information technology infrastructure costs to the customer. Our financial services customers include leading banking and financial services companies such as Bank of America, First Union, Fiserv EFT, J.P. Morgan Chase Bank and Visa USA.

Industries

Bankruptcy Industry

    Bankruptcy comprises an ever present, integral part of the U.S. economy, and bankruptcy filings in the United States have remained near record levels for the past several years. For the 2000 government fiscal year, the Administrative Office of the U.S. Courts reported approximately 1.3 million new bankruptcy filings. Additionally, the Administrative Office of the U.S. Courts reported that new bankruptcy filings for the quarter ended March 31, 2001 were 366,841, an 18.3% increase compared to the quarter ended December 31, 2000. We believe this high level of new filings is partially attributable to the proliferation of consumer debt, which has been fueled by the easy availability of credit, and to an important psychological shift away from the public stigma and negative connotations historically associated with bankruptcy. The high number of filings has occurred despite what we perceived to be strong general economic conditions in the United States during this period.

    There are five chapters of the U.S. Bankruptcy Code that serve different purposes and require various types of services and information:

  •
  Chapter 7 (Liquidation) is the most prevalent form of bankruptcy and accounted for approximately 69% of all cases filed in 2000. In a Chapter 7 case, the debtor's assets are liquidated, and the resulting cash proceeds are used to pay creditors.

  •
  Chapter 13 (Individual Reorganization) accounted for approximately 31% of all cases filed in 2000. Under Chapter 13, assets are not liquidated. Rather, the debtor makes periodic cash payments to a trustee under a plan of reorganization that typically extends between 36 and 60 months. The trustee, in turn, makes monthly distributions to the creditors from the payments received from the debtor.

  •
  Chapter 11 (Corporate Reorganization), Chapter 12 (Farm Reorganization) and Chapter 9 (Municipal Reorganization) together accounted for less than 1% of all cases filed in 2000.

    The participants in a bankruptcy proceeding include the debtor, the creditors and a trustee, as well as the presiding judge. The trustee acts as an intermediary between the debtor and creditors and is responsible for administering the bankruptcy case. The end-user customers of our bankruptcy products and services are trustees, not individual debtors or creditors.

    Bankruptcy trustees in Chapters 7 and 13 are appointed by the Executive Office for United States Trustees. A United States Trustee is appointed in most federal court districts and generally has responsibility for overseeing the integrity of the bankruptcy system. Bankruptcy trustees in Chapter 7 and Chapter 13 cases are charged with managing the administrative aspects of liquidation or reorganization bankruptcies. The trustee's primary responsibilities include liquidating the debtor's assets (Chapter 7) or collecting funds from the debtor (Chapter 13), distributing the collected funds to creditors pursuant to the orders of the bankruptcy court and preparing regular status reports, including financial updates, for the Executive Office for United States Trustees and for the bankruptcy court. Trustees typically are attorneys or certified public accountants who manage many different bankruptcy cases simultaneously. We estimate that Chapter 7 trustees typically manage over 100 cases simultaneously and that Chapter 13 trustees typically manage over 1,000 cases simultaneously. It is possible for a given individual trustee to have caseloads in both Chapter 7 and Chapter 13 bankruptcies, but normally a trustee will specialize in one or the other.

    We estimate that there is approximately $3.0 to $3.5 billion in cash proceeds being administered in Chapter 7 by approximately 1,700 trustees. We also estimate that there were approximately 700,000 active Chapter 13 cases at the end of 2000 managed by approximately 180 standing Chapter 13 trustees. Because our billing models are related primarily to trustees' deposit balances in Chapter 7 and to trustees' caseloads in Chapter 13, we regard these factors as important indicators of market size. We believe there will continue to be a significant market for software products that address the business-critical needs of bankruptcy trustees for the foreseeable future.

Financial Services Industry

    Until recently, many financial organizations relied on internally developed communications infrastructure software to serve their data file transmission management needs. As financial services institutions become more sophisticated, they are continuing to increase their investments in information technology systems. A combination of numerous factors, including competition and the need to reduce information technology training requirements and labor costs, is leading financial institutions to focus on their core business and outsource their task-specific needs for mission-critical integrated solutions that provide them competitive advantages. The Gartner research firm estimates that United States financial institutions will spend as much as $100 billion per year on technology by 2004. A category of systems infrastructure software has emerged to help companies integrate or share data between their legacy internal systems and current web-based systems to improve enterprise-wide communications and data management. According to the research firm IDC, financial institutions in North America will increase spending on systems infrastructure software from $6.3 billion in 2000 to $11.7 billion in 2004, representing a 16.9% compound annual growth rate. We believe we have entered an important subsegment of this market with our DataXpress communications infrastructure product line.

Solutions

    Our software products and services play important business-critical roles in our customers' daily activities. As a result, our customers demand that our software meets high standards for performance, security and reliability.

Bankruptcy Trustees

    We offer trustee customers comprehensive, turnkey back-office systems, which manage their entire bankruptcy caseloads primarily for Chapters 7 and 13. We believe our bankruptcy products and services offer our customers various strategic advantages and enable them to:

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  Increase operating efficiency and reduce operating costs through automation. Our comprehensive case management solutions are designed to leverage current technologies to streamline the complex and data intensive tasks associated with bankruptcy case management.

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  Rely on a single solution provider. We provide a comprehensive solution to trustee customers, which can include software, hardware, network integration, database conversion, report customization, on-site training, integrated electronic banking for Chapter 7 customers, and post-installation support. We also provide a variety of value-added services, including document printing and assembly, check generation and bank account reconciliation. Our solution provides customers with a single relationship through which their information technology requirements can be managed, eliminating the need to purchase and integrate separate solution components from multiple vendors.

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  Remain compliant with changing regulations and reporting requirements. Bankruptcy regulations and reporting requirements are continuously changing at the local bankruptcy court level. By closely monitoring these changes, we integrate solutions into our software that allow timely and efficient reporting compliance by our trustee customers.

Financial Services

    Our financial services products are designed to enable companies to deliver business data to the right recipient, at the right time, in the right format and with the appropriate security. We believe our financial services products offer our customers various strategic advantages and enable them to:

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  Consolidate enterprise-wide financial data communications through a single solution. Our products enable customers who previously adopted fragmented or manual data communications strategies to automate and streamline data communications operations across their entire enterprise into a single, highly manageable application.

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  Simplify communications with business partners. The DataXpress hub-and-spoke architecture requires that software only be installed at our customer's hub, eliminating the need for potentially complex and expensive information technology infrastructure with business partners at the spokes.

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  Provide mission-critical reliability and security. Our products provide customers a high level of configurable, security protection required by high volume, mission-critical operations. By combining constraints on operator activity, time-sensitive operational windows, assorted encryption and compression algorithms and database change logging, our solutions satisfy highly stringent information security requirements.

  •
  Maintain a clear upgrade path. Our products have been designed to protect customers' current information technology investments by offering flexible applications that can grow and evolve as customers' business environments change and as they adopt new communications technologies.

    The Java-based architecture of our DataXpress Open Platform product supports a wide range of relevant technology standards and has the ability to support new standards as they emerge.

Strategy

    Our objectives are to attain market leadership in the industries we serve, sustain profitable growth and deliver shareholder value. The key elements of our strategy are to:

  •
  Continue to increase market share. We have chosen to focus on niche markets where we believe we offer best-of-class solutions to customers and where we believe we can attain market leadership. For instance, in the Chapter 7 bankruptcy trustee market, we have grown our market share substantially over the past several years through replacement sales against incumbent competitors and our 1999 acquisition of a competitor. We entered the financial services market in March 2000 and are pursuing a goal of market leadership in this data communications infrastructure sector.

  •
  Expand product and technology leadership. We employ the latest technologies to develop enhancements and new products that improve the productivity of our customers. We regularly upgrade our core software applications to respond to technology advancements, our customers' evolving business requirements and related industry requirements. For example, we released TCMS 6.0 in March 2001, which represented our sixth consecutive, on-time annual version upgrade. In the financial services market, we recently introduced DataXpress Open Platform to complement our existing DataXpress NonStop product. We intend to continue to introduce innovative products through ongoing and significant product development.

  •
  Leverage vertical market expertise. We believe that the ongoing integration of vertical market expertise coupled with our proficiency in commercial software development is critical to the achievement of market leadership. Accordingly, we intend to continue to attract, recruit and retain employees who are skilled in these areas for both our bankruptcy and financial services products.

  •
  Pursue selected strategic acquisitions. In March 2000, we entered the financial services market through an acquisition. In November 1999, we acquired our second largest competitor in the Chapter 7 bankruptcy trustee market. We believe we evaluate acquisition opportunities carefully and have been selective in those we have pursued. We intend to continue to review actively potential strategic acquisitions and to respond to advantageous opportunities.

Products and Services

Bankruptcy Trustee Products and Services

    Our bankruptcy products and services include TCMS (Trustee Case Management System) for Chapter 7 and CasePower for Chapter 13. Additionally, TCMS can be utilized to administer Chapter 11 cases, and CasePower can be utilized to administer Chapter 12 cases. We produce our software applications internally with a full time staff of professional software developers.

  Chapter 7

    TCMS assists trustees in managing liquidation bankruptcies, whereby the trustee liquidates the debtor's assets and disburses the resulting funds to creditors. In March 2001, we released TCMS 6.0, which incorporated important new case management functions that we believe add significant value to a trustee's bankruptcy practice. Our release of TCMS 6.0 represented our sixth consecutive, on-time annual version upgrade.

    TCMS is a package of proprietary, Windows-based software, computer equipment and support services offered to Chapter 7 trustees through our national marketing arrangement with Bank of America. TCMS provides easy-to-use tools for asset management, financial record keeping and claims administration. An electronic banking link developed by us gives users an automated mechanism for entering banking transactions, and our electronic interface with the courts allows trustees automatically to electronically download claim information into their databases.

    TCMS is provided to the end-user trustee customer without direct charge and includes the following products and services:

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  A license to use our proprietary TCMS software;

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  Computer hardware, laser printer, modem, tape backup and operating software, all of which are returned to us if the trustee does not deposit bankruptcy asset proceeds in the bank designated by us;

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  Customization of reports conforming to local bankruptcy court regulations;

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  Database conversion from previous computer systems;

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  Configuration and installation of hardware by our personnel;

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  On-site software training;

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  Toll-free customer service; and

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  Remote diagnostics.

    Our Chapter 7 revenues are based upon the total funds kept on deposit from the liquidation of debtors' assets, along with additional fees for conversions, upgrades and other services. In support of our marketing arrangement, we also derive Chapter 7 revenues from fees for customized software solutions, related integration services and marketing and strategic consulting services directly from Bank of America.

    TCMS Features.  Our TCMS software serves as the cornerstone for our Chapter 7 trustee customers' operations and most trustees use our system on a daily basis to perform the following tasks:

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  Asset Management. As assets are identified, the trustee enters them into TCMS through a convenient spreadsheet-like interface. The system automatically tracks the remaining values of assets as they are liquidated and provides a summary overview of properties within each case.

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  Banking. An online banking module we developed allows the trustee to open and close bank accounts electronically as well as to enter funds transfers. Simple to sophisticated financial transactions can be recorded on an online computer screen that resembles a personal check register. The system prepares encoded laser-printed checks and deposit slips on demand.

  •
  Claims Administration. TCMS categorizes each claim by class and desired priority level for distribution. Distribution checks are calculated and printed automatically, and all financial ledgers are updated. An extensive library of financial reports provides detailed information for each case. A proprietary interface feature allows information to be downloaded from the court into our trustee customer's database.

  •
  Calendaring and Docketing. Key events in asset cases are posted automatically to a central trustee's calendar. The software automatically schedules tasks required to close cases in a timely fashion.

  •
  Customized District Reports. We develop custom-tailored final reports and final accounts for each district where TCMS is installed. Preparing these documents has traditionally been one of the most time consuming tasks in Chapter 7 case administration. With TCMS, trustees can quickly generate a fully formatted report with all necessary information completed and calculated.

  •
  180 Day Reports. The Executive Office for United States Trustees requires trustees to submit detailed status reports for each case every six months in a very specific reporting format. TCMS prints these reports in compliance with the most recent regulations.

  Chapter 13

    CasePower is a proprietary Windows-based application for the comprehensive administration of Chapter 13 reorganization bankruptcies. CasePower assists Chapter 13 trustees in managing databases that can contain over 10,000 active bankruptcies by managing debtor payments, monthly creditor distributions, the generation of legal noticing and government reporting. Because Chapter 13 bankruptcy cases typically require 36 to 60 consecutive monthly distributions, Chapter 13 is considerably more transaction intensive and paperwork intensive than Chapter 7, where a single distribution to each creditor is normally made at the end of the case. Many of our Chapter 13 trustee customers outsource various activities to us to facilitate the preparation of large volumes of noticing and reporting, including document printing and assembly, check generation and bank account reconciliation.

    CasePower Features.  Our CasePower product serves as the cornerstone for our Chapter 13 trustee customers' operations, and most trustees use our system on a daily basis to perform the following tasks:

  •
  Case Management. CasePower stores and monitors key dates, names, addresses and text notes for every case in the system. A variety of retrieval mechanisms enable users to view case information from various perspectives.

  •
  Financial History Update. The office staff enters cash receipts and financial adjustments in the system as part of the daily bank deposit. The software updates the balances in each case and summarizes the day's financial transactions. Each month, the software prepares a single-page summary of the receipts and disbursements in every case.

  •
  Monthly Distribution. Our software's advanced distribution logic interprets payment orders from the bankruptcy court. Several different payment methodologies, such as pro rata, fixed monthly payment and per capita, may be spread over 99 separate distribution priority levels. Individual checks or voucher checks can be printed for each creditor. Claims on which objections have been filed can continue to accrue distributions without releasing funds until the objection has been settled.

  •
  Inquiry Processing. Chapter 13 offices receive a multitude of outside inquiries each day from creditors' and debtors' attorneys. CasePower provides instantaneous inquiry access to the financial status of each debtor and claim in the system. An optional creditor dial-in system gives outside parties inquiry only access to the system through a dial-in or web-based connection.

  •
  Noticing. When new cases are entered on the system, our data center can extract relevant information and prepare mandatory first meeting of creditors notices for each case. Subsequent forms, such as reset notices, correcting notices, motions to allow claims, motions to allow additional claims and motions to dismiss, can also be selected and prepared through the system.

Financial Services Products

    Our DataXpress product line enables corporate customers to format and securely route data in a fault tolerant environment over the Internet and private networks using a wide variety of web-based and legacy communications protocols. Our financial services customers use DataXpress to support applications such as ACH (automated clearinghouse) and payment processing, wire transfer, lockbox and account reconciliation, all of which entail moving, from one enterprise to another, a high volume of mission-critical data among a variety of constituents, applications and platforms. The DataXpress product family includes a core data transmission and receiving engine, a real-time communications management console, a powerful data reformatting tool and an advanced suite of security and scheduling functions required for enterprise-class implementations. DataXpress NonStop leverages Compaq NonStop technology, providing high availability, fault-tolerant processing and recovery features to ensure accurate and timely data delivery. Our financial services segment also provides value-added services including systems integration, consulting and end-user education.

    In the second quarter of 2001, we introduced DataXpress Open Platform, a Java-based product intended to complement the existing DataXpress NonStop product. DataXpress Open Platform is offered both as a library of reusable software components that can be integrated into third-party systems and as a stand alone application.

    DataXpress Features.  The DataXpress product line centralizes enterprise-wide data communications and links legacy systems with current technology tools while supporting the mission-critical transmission needs of our customers, including data security, reformatting and data validation. The DataXpress product line enables our customers to communicate with any system at any time, using virtually any system configuration. The major capabilities of DataXpress include:

  •
  File Transmission. DataXpress automates data transfer by receiving and transmitting data from numerous sources and to numerous destinations utilizing a variety of communications protocols. Our software applies common scheduling, tracking and monitoring methods to each transmission. For example, DataXpress allows our customers to preset the automatic delivery of files at a specified time each day. DataXpress does not require specialized software at the remote sites, reducing the information technology infrastructure costs of both our customers and their customers.

  •
  Data Reformatting and Validation. Data destined for banks, service bureaus and brokerage houses often contain mission-critical components that require special formatting. These file transfers must maintain extremely high accuracy rates. DataXpress performs online data quality verification, helping customers to ensure minimal errors, including formatting irregularities or misplaced or lost files.

  •
  System Monitoring and Management. DataXpress tracks the progress of each file as it proceeds through the transfer process, providing on-line status, monitoring reports, and detailed information on end points, data transmissions, contacts, system activity and statistics.

  •
  Security. DataXpress provides application-level security to protect the privacy and integrity of business data in transit. It ensures system security at both the internal and external access levels. Data transmissions are encrypted and decrypted as they are in process and are also compressed as they enter DataXpress to reduce disk storage requirements.

  •
  Ease of Upgrades. Our new DataXpress Open Platform product protects a customer's existing information technology investment by maintaining a clear upgrade path and preserving system functionality, even through major changes in the customer's overall system configuration.

Customers

Bankruptcy Industry

    Our customers in the bankruptcy industry are primarily Chapter 7 and Chapter 13 bankruptcy trustees. Bankruptcy trustees typically are attorneys or certified public accountants appointed by the Executive Office for United States Trustees. A United States Trustee is appointed for most federal court districts and generally has responsibility for overseeing the integrity of the bankruptcy system. For Chapter 7 bankruptcy, each region of the country has a rotating panel of trustees. For Chapter 13 bankruptcy, most areas of the country have a single standing Chapter 13 trustee, who administers all Chapter 13 filings. To support our marketing arrangement, we also provide customized software solutions, technology services and marketing and strategic consulting services directly to Bank of America. The fees received from Bank of America for these products and services accounted for 17.6% and 15.2% of our total operating revenues in calendar years 2000 and 1999, respectively, and 15.1% in the first quarter of 2001.

Financial Services Industry

    Our financial services customers include leading banking and financial services companies such as Bank of America, First Union, Fiserv EFT, J.P. Morgan Chase Bank and Visa USA.

Sales and Marketing

Bankruptcy Industry

    Our bankruptcy products and services are marketed directly to trustees through on-site sales calls by our internal sales department and, in the case of Chapter 7, by supporting representatives of Bank of America. Trustees make their own decisions regarding the software and service providers they use. We believe that the most important factors in attracting and retaining trustee customers are the quality and features of our software products and the quality of our post-installation support. The typical sales cycle for new Chapter 7 business lasts between two and four months.

    The Executive Office for United States Trustees in Washington, D.C. regularly issues a directory of all current bankruptcy trustees which we use as our prospect list. Additionally, our sales representatives attend approximately eight bankruptcy trade shows annually. We conduct direct mail campaigns and advertise in trade journals to heighten our exposure and to stimulate sales.

    Chapter 7 Marketing Arrangement.  Since 1993 we have had a national marketing arrangement for Chapter 7 trustees with Bank of America, under which we jointly promote products and services to trustees in all 50 states. We hold the primary responsibility for developing all facets of the TCMS system and for driving the national sales and marketing effort. Bank of America personnel provide additional assistance in our marketing effort and are responsible for administering the banking services provided to the trustee customers. The structure of the marketing arrangement assists Bank of America to build its deposit base in this market.

    We also continue to support a number of trustee relationships through other banks, including banking relationships associated with our DCI acquisition.

Financial Services Industry

    We target financial services customers through a dedicated direct sales force and participation in key industry trade shows. Efforts are underway to develop alliances with infrastructure and platform-specific computer systems providers with the express purpose of extending sales and lead generation.

Competition

Bankruptcy Industry

    We work in an industry with a limited number of Chapter 7 and Chapter 13 trustees. We estimate that there is approximately $3.0 to $3.5 billion of liquidated debtor assets on deposit by approximately 1,700 Chapter 7 trustees and that there were approximately 700,000 active Chapter 13 cases at the end of 2000 being managed by approximately 180 Chapter 13 trustees. There are several companies in this market all competing for sales from this finite group of customers, and some of our competitors have substantially greater financial and marketing resources than we do. For our Chapter 7 and 13 products, we compete with J.P. Morgan Chase Bank, as well as other regional competitors in selected markets.

Financial Services Industry

    While a number of competitors exist in the financial services software integration marketplace, we believe our specialized niche within this segment has historically had a limited number of established competitors. Direct competition includes data file transfer solutions developed by in-house information technology departments and commercial data file transfer products offered by Sterling Commerce (a business unit of SBC Communications) and others.

Employees

    We employ approximately 120 full-time employees and believe the relationship with our employees is good.

Facilities

    Our corporate offices are located in a 30,000-square-foot facility in Kansas City, Kansas. In connection with corporate growth and the development of new products, this facility has been recently renovated and expanded. In May 2001, we purchased this building from T & J Investment Company, which is 50.0% owned by our Chairman and Chief Executive Officer, for a cash purchase price of $1,750,000. The purchase price was based on an independent MAI appraisal of the building obtained by us in January 2001.

    We also lease an approximately 4,200-square-foot office in San Francisco, which is dedicated primarily to the support of our financial services segment.

Legal Proceedings

    We occasionally become involved in litigation arising in the normal course of business. We do not expect that the results of any currently pending or threatened litigation will have a material adverse effect on our business, financial position, results of operations or cash flows.

MANAGEMENT

    Our executive officers and directors and their current ages and positions are set forth below.

Name	Age	Position
Tom W. Olofson	59	Chairman, Chief Executive Officer and Director
Christopher E. Olofson	31	President, Chief Operating Officer and Director
Albert T. Annillo	50	Senior Vice President—Industry Relations
Janice E. Katterhenry	44	Vice President, Chief Financial Officer and Corporate Secretary
Thomas L. Layton	58	Senior Vice President—Bankruptcy Services
Sally D. MacDonald	54	Vice President—Human Resources—San Francisco
Catherine M. Murray	53	Vice President—Human Resources—Kansas City
Robert C. Levy	54	Director
W. Bryan Satterlee	67	Director
Edward M. Connolly, Jr.	58	Director

    Tom W. Olofson.  Mr. Olofson led a private investor group that acquired EPIQ Systems in July 1988, and has served as Chief Executive Officer and Chairman of the board of directors since that time. During his business career, Mr. Olofson has held various management positions with Xerox Corporation and was a Senior Vice President and member of the Office of the President of Marion Laboratories, Inc. Mr. Olofson is a director of Saztec International, Inc., a provider of information management services, and also serves as a director of various private companies in which he is an investor. He earned a BBA from the University of Pittsburgh in 1963, and is currently a member of the Board of Visitors of the Katz Graduate School of Business at the University of Pittsburgh. He is the father of Christopher E. Olofson.

    Christopher E. Olofson.  Mr. Olofson joined us as a Vice President in June 1993, and was a part-time employee of EPIQ Systems from 1988 to 1993. In January 1994, he was named Senior Vice President—Operations, and became Executive Vice President and a member of the board of directors effective January 1, 1995. Effective July 1, 1996, Mr. Olofson also assumed the duties of Chief Operating Officer, and effective October 1, 1998, Mr. Olofson was named our President. He earned an AB degree from Princeton University in 1992, summa cum laude. He was named a Fulbright Scholar, and he completed a one-year program of study at the Stanford University Center in Taipei, Taiwan in 1993. He is the son of Tom W. Olofson.

    Albert T. Annillo.  Mr. Annillo has been our Senior Vice President since January 1995. Mr. Annillo joined us in October 1992 as a corporate Vice President. He was Assistant Director, Executive Office for United States Trustees, Department of Justice, Washington, D.C. for six years before his association with EPIQ Systems. He earned an MBA and an MED from William Patterson College in 1975 and 1979, respectively.

    Janice E. Katterhenry.  Ms. Katterhenry joined us in August 1999 as Vice President, Chief Financial Officer and Corporate Secretary. She was with Syntro Corporation, a bio-technology company focusing on animal health from 1987 to 1997, where she served as their Chief Accounting Officer and Vice President—Finance of the wholly owned subsidiary SyntroVet Inc. From 1997 until joining us, she was an independent financial consultant. Ms. Katterhenry has a BSBA from Kansas State University and a MS in Accounting from University of Missouri-Kansas City. Ms. Katterhenry has her Certified Public Accountant certificate.

    Thomas L. Layton.  Mr. Layton joined us as Vice President—Chapter 7 Services in September 1999. He was promoted to Senior Vice President—Bankruptcy Services in April 2000. Prior

to joining EPIQ Systems, he was a Vice President and General Manager for Automatic Data Processing, Inc. from 1989 to 1999. Mr. Layton has a BA degree from St. Mary's College.

    Sally D. MacDonald.  Ms. MacDonald rejoined us as Vice President—Human Resources—San Francisco in April 2000. Ms. MacDonald was Vice President Human Resources for us from 1996 to 1998. Ms. MacDonald earned a BS in Business Administration from the University of San Francisco in 1984.

    Catherine M. Murray.  Ms. Murray joined us in June 2000 as Vice President—Human Resources—Kansas City. Ms. Murray was with EFL Associates, an executive search firm in Kansas City prior to joining us. She also held human resources roles with Pizza Hut, Inc. and Payless ShoeSource. Ms. Murray earned her undergraduate degree from Vanderbilt University/Peabody College and her MBA from the University of Kansas.

    Robert C. Levy.  Mr. Levy is a director, shareholder and executive committee member of the law firm of Seigfreid, Bingham, Levy, Selzer & Gee, P.C. in Kansas City, Missouri. He has been one of our directors since July 1988. He earned a BS from Northwestern University in 1968, and a JD from the University of California at Berkeley in 1971. Mr. Levy formerly was Chairman of the Board of Directors of Blue Cross and Blue Shield of Kansas City.

    W. Bryan Satterlee.  Mr. Satterlee was elected to the board of directors in February 1997. Mr. Satterlee has been a partner since 1989 in NorthEast Ventures, a consulting firm based in Hartford, Connecticut, which specializes in business development services for and evaluations of technology-based venture companies. Mr. Satterlee's background includes ten years of management experience with IBM, as well as having been a founder of a computer leasing/software business, a telecommunications company and a venture investment services business. He earned a BS from Lafayette College in 1956.

    Edward M. Connolly, Jr.  Mr. Connolly was elected to the board of directors in January 2001. He served as President of the Aventis Pharmaceuticals Foundation and Vice President of Community Affairs for Aventis Pharmaceuticals. He retired from Aventis in October 2000. Prior to his work there, he held various executive positions, primarily in the human resources area, at Marion Laboratories, Marion Merrell Dow and Hoechst Marion Roussel, predecessor companies to Aventis. He holds a BA degree in psychology from Bellarmine University.

Board Committees

    The Audit Committee presently consists of Robert C. Levy, W. Bryan Satterlee and Edward M. Connolly, Jr. The function of the Audit Committee is to provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders and investment community relating to corporate accounting, our reporting practices, and the quality and integrity of our financial reports. While the Audit Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that our financial statements are complete and accurate and are in accordance with accounting principles generally accepted in the United States.

    The board of directors does not have a nominating or compensation committee.

Director Compensation

    We pay our non-employee directors a fee of $2,500 per quarter. We also reimburse non-employee directors for out-of-pocket expenses incurred in attending those meetings. In 2000, we granted Robert C. Levy and W. Bryan Satterlee each a 10-year option to acquire 7,500 shares of common stock at an exercise price of $7.00 per share which vests 20% per year over five years. In 2001, we granted

Robert C. Levy and W. Bryan Satterlee each a 10-year option to acquire 7,500 shares of common stock at an exercise price of $11.29 per share, which vests 20% per year over five years. Edward M. Connolly, Jr. received a 10-year option to acquire 11,250 shares of common stock at an exercise price of $11.50 upon joining the board in January 2001, which option vests 20% per year over five years.

Executive Compensation

    The following table sets forth the cash and other compensation paid in 2000, 1999, and 1998 to our Chief Executive Officer and each other executive officer who earned in excess of $100,000.

	Annual Compensation
Name and Principal Position				Other Annual Compensation (1)	All Other Compensation (2)
	Year	Salary	Bonus
Tom W. Olofson Chairman and Chief Executive Officer	2000 1999 1998	$125,000 100,102 100,114	$60,000 50,000 —	$3,063 2,684 2,688	$10,923 11,391 11,026
Christopher E. Olofson President and Chief Operating Officer	2000 1999 1998	$172,500 150,108 138,102	$60,000 25,000 —	$4,245 3,063 3,063	$6,300 6,000 6,000
Thomas L. Layton (3) Senior Vice President—Bankruptcy Services	2000	$127,710	—	$6,000	$6,000
Sally D. MacDonald (4) Vice President—Human Resources— San Francisco	2000	$112,500	—	—	$2,250
Janice E. Katterhenry (5) Vice President, Chief Financial Officer and Corporate Secretary	2000	$98,333	$15,000	$6,000	$5,900

(1)
Includes for Tom W. Olofson $3,063 in 2000, $2,684 in 1999 and $2,688 in 1998 for personal use of a company automobile. Includes for Christopher E. Olofson $4,245 in 2000, $3,063 in 1999 and $3,063 in 1998 for personal use of a company automobile. Includes a $6,000 automobile allowance for Thomas L. Layton and Janice E. Katterhenry.

(2)
Includes for Tom W. Olofson $4,649 in 2000, $5,391 in 1999 and $5,026 in 1998 for group insurance and $6,274 in 2000 and $6,000 in both 1999 and 1998 for our matching contributions under the 401(k) plan. For Christopher E. Olofson, Thomas L. Layton, Janice E. Katterhenry and Sally D. MacDonald, consists solely of matching 401(k) contributions.

(3)
Mr. Layton joined us in September 1999.

(4)
Ms. MacDonald rejoined us in April 2000 after the acquisition of PHiTECH in San Francisco. From 1996 to 1998 she was the Vice President of Human Resources in Kansas City.

(5)
Ms. Katterhenry joined us in August 1999.

    The following table sets forth information concerning stock option grants made to the executive officers listed in the preceding table in the year ended December 31, 2000.

Option Grants in the Last Year

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		% of Total Options Granted to Employees in 2000
	Shares Underlying Options Granted
			Exercise Price per Share	Expiration Date
					5%	10%
Tom W. Olofson	—	—	—	—	—	—
Christopher E. Olofson	37,500	17.30%	$7.00	07/03/2010	$154,864	$386,927
Thomas L. Layton	15,000	6.92%	$7.00	07/03/2010	$66,034	$167,343
Sally D. MacDonald	15,000	6.92%	$7.00	04/11/2010	$82,324	$193,282
Janice E. Katterhenry	15,000	6.92%	$7.00	07/03/2010	$66,034	$167,343

    Since January 1, 2001, we have granted options to Christopher E. Olofson, Thomas L. Layton, Sally D. MacDonald and Janice E. Katterhenry to purchase 45,000, 3,000, 3,000 and 3,000 shares of our common stock, respectively, all at an exercise price of $11.29 per share, the value of our common stock on the date of grant. The options granted to Christopher E. Olofson are fully vested as of the date of this prospectus, and the options granted to each of the other executive officers vest 20% per year over five years.

    The following table sets forth information concerning stock options exercised by the executive officers listed in the compensation table during the year ended December 31, 2000, and the number of shares and the value of options outstanding as of December 31, 2000, for each of those executive officers:

Aggregate Option Exercises in the Last Year and Year-End
Option Values

			At December 31, 2000
			Number of Securities Underlying Unexercised Options		Value of Unexercised In-The-Money Options (1)
Name	Shares Acquired upon Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tom W. Olofson	—	—	—	—	—	—
Christopher E. Olofson	—	—	255,000	37,500	$1,571,258	$165,626
Thomas L. Layton	—	—	3,300	28,200	$17,025	$134,351
Sally D. MacDonald	—	—	0	15,000	$0	$66,251
Janice E. Katterhenry	—	—	3,300	28,200	$16,025	$130,351

(1)
Based on the closing sales price of the common stock on the Nasdaq National Market of $11.4167 per share on December 31, 2000, less the option exercise price.

Stock Option Plan

    On October 17, 1995, we adopted the Electronic Processing, Inc. 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan, as amended, provides for the issuance of options to our employees, officers and directors ("Eligible Participants") to purchase up to an aggregate of 1,200,000 shares of common stock subject to adjustment under certain circumstances. Options granted under the 1995 Plan may be either incentive stock options ("ISOs") as defined by Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or non-statutory stock options ("NSOs").

    The 1995 Plan is administered by the board of directors. The board of directors has sole discretion and authority, consistent with the provisions of the 1995 Plan, to grant ISOs or NSOs, determine in good faith the fair market value of the shares, select the Eligible Participants to whom options will be granted under the 1995 Plan, construe and interpret the 1995 Plan, promulgate, amend and rescind rules and regulations for the administration thereof, and make such other determinations which are necessary and advisable for the 1995 Plan's administration.

    The exercise price of ISOs granted under the 1995 Plan may be no less than the fair market value of a share of common stock on the date the option is granted (110.0% with respect to ISO optionees who own at least 10.0% of the outstanding common stock). With respect to NSOs, the exercise price will be determined by the board of directors and may not be less than 85.0% of the fair market value on the date of grant. The board of directors has the authority to determine the time or times at which options granted under the 1995 Plan become exercisable, but options expire no later than ten years from the date of grant (five years with respect to ISO optionees who own at least 10.0% of the outstanding common stock). Options are nontransferable, other than by will and the laws of descent, and generally may be exercised only by an employee while employed by us or within three months after termination of employment or one year in the event of termination by reason of death or disability.

    It has been our practice to grant stock options to all full-time employees after an initial period of employment with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We had an operating lease for our corporate headquarters, which expired in February 2001, and became a month to month lease. Tom W. Olofson, our Chairman of the Board and Chief Executive Officer, holds a 50.0% interest in T & J Investment Company, the general partnership that leased this facility to us. The lease required us to pay property taxes, maintenance and insurance related to the building. We made rental payments to T & J Investment Company under this lease of $157,800 and $162,400 for calendar years 1999 and 2000, respectively.

    In May 2001, we purchased our corporate headquarters building from T & J Investment Company for a cash purchase price of $1,750,000. The purchase price was based on an independent MAI appraisal of the building obtained by us in January 2001.

    We believe that the above transactions were on terms no less favorable to us than could have been obtained from unaffiliated third parties on an arm's length basis.

PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 2001, before and after giving effect to the sale of the shares of common stock offered hereby, by (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) the selling shareholders, (iii) each or our directors, (iv) each of the top five executive officers, and (v) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Number of Shares Being Offered	Percentage Owned Before Offering	Percentage Owned After Offering
Executive Officers and Directors (1)
Tom W. Olofson	2,100,000	(2)	420,000	24.8%	17.7%
Christopher E. Olofson	456,750	(3)	55,000	5.4	4.2
Robert C. Levy	38,250	(4)	—	*	*
W. Bryan Satterlee	24,000	(5)	—	*	*
Edward M. Connolly, Jr.	0	(6)	—	*	*
Thomas L. Layton	3,391	(7)	—	*	*
Sally D. MacDonald	6,750	(8)	—	*	*
Janice E. Katterhenry	3,345	(9)	—	*	*
All directors and executive officers as a group (10 persons)	2,651,499	(10)	475,000	31.4	23.0
5% Shareholders (11), (12)
Credit Suisse Asset Management, LLC (13) 466 Lexington Avenue New York, New York 10017	1,650,000		—	19.5	17.4
Ashford Capital Management (14) P.O. Box 4172 Wilmington, Delaware 19807	837,000		—	9.9	8.8
Security Management Company, LLC (15) 700 SW Harrison Street Topeka, Kansas 66636	525,000		—	6.2	5.5

*
Less than 1%
(1)
The address of all of the named individuals is c/o EPIQ Systems, Inc., 501 Kansas Avenue, Kansas City, Kansas 66105.
(2)
Excludes 60,750 shares owned by Mr. Olofson's son, Scott W. Olofson, as to which shares Mr. Olofson disclaims beneficial ownership.
(3)
Includes 337,500 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(4)
Includes 4,500 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(5)
Includes 13,500 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(6)
Mr. Connolly joined the Board in January 2001 and neither owns stock nor has options that vest within 60 days.
(7)
Includes 3,300 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(8)
Includes 3,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(9)
Includes 3,300 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(10)
Includes 384,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(11)
Excludes 5% shareholders listed above as executive officers or directors.
(12)
Based solely on the Schedule 13G filings with the SEC.
(13)
According to the Credit Suisse Schedule 13G filed with the SEC on May 22, 2001, Credit Suisse is an investment adviser registered with the SEC. Credit Suisse serves as investment adviser to many accounts including various registered investment companies. The shares specified are owned by its accounts. No account owned more than 5%. Includes shares held by its affiliate, Warburg Pincus Emerging Growth Fund.
(14)
Includes shares held by its affiliates, Anvil Investment Associates, L.P. and Ashford Capital Partners, L.P.
(15)
Includes shares held by its affiliates, SBL Fund, Series J and Security Ultra Fund.

DESCRIPTION OF CAPITAL STOCK

    Under our articles of incorporation, our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of common stock. Cumulative voting is not permitted in the election of directors. The holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. See "Dividend Policy." If we are liquidated, dissolved or wound-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock. The holders of common stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of common stock are fully paid and non-assessable, and, upon completion of the offering, the shares of common stock offered by us will be fully paid and non-assessable.

Preferred Stock

    Our board of directors is authorized to designate any series of preferred stock and the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof without further action by the holders of common stock. No shares of preferred stock are issued or outstanding.

    Our board of directors may create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a shareholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control without any further action by the shareholders. We have no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time.

Missouri Anti-Takeover Statutes

    The Missouri General and Business Corporations Law ("GBCL") requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock to approve certain fundamental corporate transactions, including mergers, consolidations or the sale of all or substantially all our assets. After the completion of the offering, our directors and executive officers will beneficially own approximately 23.0% of our outstanding shares of common stock.

Indemnification of Directors and Officers

    Pursuant to the GBCL, our bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of EPIQ Systems, by reason of the fact that he is or was our director, officer, employee or agent (or is or was serving at our request as a director, officer, trustee or in any other comparable position of another entity) against all liabilities and expenses, including without limitation, attorneys' fees, judgments, fines and amounts paid in settlement (provided that the settlement and all amounts paid in connection therewith are approved in advance by us in accordance with our bylaws), ERISA excise taxes or penalties or other expenses actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided that we are not required to indemnify or advance any expenses to him in connection with any action, suit or proceeding initiated by him (including any cross-claim or counterclaim) unless the initiation of the action, suit or proceeding was authorized by our Board of Directors or as otherwise provided in our bylaws.

    Our bylaws also provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that the person is or was our director, officer, employee or agent (or is or was serving at our request as a director, officer, trustee or in any other comparable position of another entity) against amounts paid in settlement of the action (provided that the settlement and all amounts paid in connection with the settlement are approved in advance by us in accordance with the our bylaws) and all expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of the action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of the action, suit or proceeding) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests; provided that no indemnification will be made in respect of any such claim, issue or matter as to which the person has been adjudged to be liable for negligence or misconduct in the performance of his duties to us, except as otherwise set forth in our bylaws.

    Any indemnification with regard to the foregoing, unless ordered by a court, will be made by us only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because he has met the applicable standard of conduct set forth in our bylaws. The determination will be made by a majority vote of a quorum of disinterested directors, or if the quorum is not attainable, or even if obtainable, at the direction of a quorum of disinterested directors, by independent legal counsel in a written opinion, or by the shareholders.

    Our bylaws also provide that expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by us in advance of the final disposition of the action, suit or proceeding as authorized by our Board in the specific case upon receipt of an undertaking by or on behalf of the person to repay the amounts unless it is ultimately determined that he is entitled to be indemnified by us as authorized in our bylaws.

    The indemnification discussed in this section is not exclusive of any other rights the party seeking indemnification may have. We also maintain directors and officers liability insurance on our directors and executive officers.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

    Wells Fargo Bank Minnesota, N.A. is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALES

    After this offering, we will have outstanding 9,499,668 shares of common stock if the Underwriters do not exercise their over-allotment option, and 9,724,668 shares of common stock if the Underwriters exercise their over-allotment option in full (based on shares outstanding as of June 4, 2001). Of these shares, an aggregate of 6,466,168 shares, including the shares to be sold in this offering by EPIQ Systems, or 6,691,168 shares if the Underwriters exercise their over-allotment option in full, will be freely tradeable without restriction under the Securities Act, except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. At the conclusion of this offering, a total of 3,033,500 shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act or subject to lock-up agreements. Of these 3,033,500 restricted shares, however, 1,245,000 are covered by an effective registration statement and may be resold without restriction, as described below. Except as noted in the preceding sentence, the restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

    We, our executive officers and directors and the selling shareholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock other than shares being sold in the offering for a period of 90 days from the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc., on behalf of the Underwriters. A.G. Edwards & Sons, Inc. may, at any time and without notice, waive any of the terms of these lock-up agreements.

    We have filed two registration statements on Form S-8, which are effective, to register shares of common stock reserved for issuance under our stock option plan. Shares issued under the plan may be sold in the open market, subject in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us. As of June 4, 2001, there were 875,227 shares subject to options outstanding under the plan.

    We have registered 1,350,000 shares of our common stock with the SEC on behalf of four institutional investors. These institutional investors purchased the shares from us in a December 2000 private placement. Based on information from our stock transfer agent, as of June 22, 2001, 1,245,000 of the shares covered by this registration statement remained available for resale by the institutional holders on the open market without volume restrictions. We are obligated to keep this registration statement effective until December 29, 2002. We have agreed to indemnify the institutional investors against certain liabilities under the federal securities laws arising from their sales under this registration statement.

UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement among the selling shareholders, EPIQ Systems and representatives on behalf of the Underwriters, each Underwriter has agreed severally to purchase from us and the selling shareholders the following respective number of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters	Shares
A.G. Edwards & Sons, Inc.	855,000
Needham & Company, Inc.	555,000
Hoak Breedlove Wesneski & Co.	90,000

Total	1,500,000

    The underwriting agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the common stock if any of these shares are purchased. The Underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any are taken.

    The representatives of the Underwriters have advised the selling shareholders and us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.80 per share. The Underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share to some other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriters.

    Pursuant to the underwriting agreement, we have granted to the Underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase from us up to 225,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, solely to cover over-allotments.

    To the extent the Underwriters exercise their option, the Underwriters will become obligated, subject to some conditions, to purchase approximately the same percentage of the additional shares as the number set forth next to the Underwriter's name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell these shares to the Underwriters.

    We and each of our directors and executive officers and the selling shareholders have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc. A.G. Edwards may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 90-day period. There are, however, no agreements between A.G. Edwards and the parties that would allow them to do so as of the date of this prospectus.

    The representatives have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

    The following table summarizes the discounts and commissions to be paid to the Underwriters by the selling shareholders and us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares of common stock.

	Paid By EPIQ Systems		Paid By The Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$1.38	$1.38	$1.38	$1.38
Total	$1,414,500	$1,725,000	$655,500	$655,500

    We expect to incur expenses, excluding underwriting discounts and commissions, of approximately $450,000 in connection with this offering.

    We and the selling shareholders have agreed to indemnify the Underwriters against some liabilities, including liabilities under the Securities Act, or contribute payments the Underwriters may be required to make in respect of those liabilities.

    Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the Underwriters and some selling group members to bid for and purchase the common stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

    If the Underwriters create a short position in common stock in connection with the offering, i.e., if they sell a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus, the Underwriters may reduce the short position by purchasing shares of common stock in the open market. This is known as a "syndicate covering transaction." The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    Naked short sales are sales in excess of the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    The Underwriters may also impose a penalty bid on some selling group members. This means that if the Underwriters purchase common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of the purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resale of the security.

    Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also, prior to the pricing of the shares and until such time when a stabilizing bid may have been made, some or all of the Underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

    Neither EPIQ Systems nor the representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither EPIQ Systems nor the representatives make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    A.G. Edwards & Sons, Inc. has provided and A.G. Edwards & Sons, Inc., Needham & Company, Inc. and Hoak Breedlove Wesneski & Co. may in the future provide financial advisory and investment banking services to EPIQ Systems from time to time.

LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for EPIQ Systems and the selling shareholders by Gilmore & Bell, P.C., Kansas City, Missouri. Certain legal matters for the Underwriters will be passed upon by Bryan Cave LLP, St. Louis, Missouri.

EXPERTS

    The financial statements of EPIQ Systems, Inc. as of and for the year ended December 31, 2000, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    Baird, Kurtz & Dobson (now BKD, LLP), who were our independent auditors for the years ended December 31, 1999 and 1998, audited our balance sheet as of December 31, 1999 and the related statements of income, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998, included and incorporated by reference in the financial statements set forth in this prospectus. Such financial statements are included and incorporated herein in reliance on Baird, Kurtz & Dobson's report, which is included and incorporated by reference herein, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act of 1933. You may want to refer directly to the registration statement for more information about us and our common stock. You may want to review a copy of any contract or document filed as an exhibit to the registration statement.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's website at www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1.
  Our annual report on Form 10-K for the year ended December 31, 2000;

  2.
  Our quarterly report on Form 10-Q for the quarter ended March 31, 2001;

  3.
  Our definitive proxy statement for our 2001 Annual Meeting of Shareholders filed with the SEC on April 30, 2001; and

  4.
  Our current report on Form 8-K, as filed with the SEC on January 11, 2001 and the current report on Form 8-K, as filed with the SEC on January 26, 2001.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any of the information that is incorporated by reference in this prospectus (including exhibits that are specifically incorporated by reference in that information). Any request should be directed to: Investor Relations, EPIQ Systems, Inc., 501 Kansas Avenue, Kansas City, Kansas 66105-1309, telephone (913) 621-9500.

EPIQ SYSTEMS, INC.

INDEX TO FINANCIAL STATEMENTS

Page
INDEPENDENT AUDITORS' REPORT—DELOITTE & TOUCHE LLP	F-2
INDEPENDENT ACCOUNTANTS' REPORT—BAIRD, KURTZ & DOBSON	F-3
FINANCIAL STATEMENTS
Balance Sheets at December 31, 1999 and 2000 and Unaudited Balance Sheet at March 31, 2001	F-4
Statements of Income for the Years Ended December 31, 1998, 1999 and 2000 and Unaudited Statements of Income for the Three Months Ended March 31, 2000 and 2001	F-5
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1998, 1999 and 2000 and Unaudited Statement of Changes in Stockholders' Equity for the Three Months Ended March 31, 2001	F-6
Statements of Cash Flows for the Years Ended December 31, 1998, 1999 and 2000 and Unaudited Statements of Cash Flows for the Three Months Ended March 31, 2000 and 2001	F-7
Notes to Financial Statements	F-8

F–1

INDEPENDENT AUDITORS' REPORT

Board of Directors
EPIQ Systems, Inc.
Kansas City, Kansas

    We have audited the accompanying balance sheet of EPIQ Systems, Inc. (formerly Electronic Processing, Inc.) (the "Company") as of December 31, 2000, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 1999 and each of the two years then ended were audited by other auditors whose report, dated February 25, 2000, expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of EPIQ Systems, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
February 23, 2001

F–2

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Electronic Processing, Inc.
Kansas City, Kansas

    We have audited the accompanying balance sheets of Electronic Processing, Inc. as of December 31, 1999, and the related statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Processing, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

/s/ BAIRD, KURTZ & DOBSON

Kansas City, Missouri
February 25, 2000

F–3

EPIQ SYSTEMS, INC.
BALANCE SHEETS

	December 31,
			March 31, 2001
	1999	2000
			(Unaudited)
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	$1,642,848	$15,127,916	$10,622,246
Short-term investments	3,850,000	1,250,000	—
Accounts receivable, trade, less allowance for doubtful accounts of $5,000, $30,560 and $30,560, respectively	1,954,806	3,579,874	6,241,272
Prepaid expenses and other	167,990	222,206	270,074
Deferred income taxes	85,700	279,000	275,000
Refundable income taxes	107,063	—	—

Total Current Assets	7,808,407	20,458,996	17,408,592
PROPERTY AND EQUIPMENT:
Furniture and fixtures	667,905	952,525	978,867
Computer equipment	7,753,615	9,949,232	10,248,419
Office equipment	269,961	398,183	398,183
Leasehold improvements	941,393	1,073,598	1,081,655
Transportation equipment	14,969	14,969	14,969

	9,647,843	12,388,507	12,722,093
Less accumulated depreciation and amortization	(3,338,323)	(5,443,901)	(5,810,418)

Total Property and Equipment, net	6,309,520	6,944,606	6,911,675
SOFTWARE DEVELOPMENT COSTS, Net	2,252,917	2,811,244	3,146,679
OTHER ASSETS:
Goodwill, net of accumulated amortization of $74,580, $1,067,280 and $1,341,415, respectively	8,705,250	12,374,104	12,099,969
Other intangibles, net of accumulated amortization of $9,524, $240,580 and $306,026, respectively	1,140,476	2,309,420	2,243,974
Other	5,584	40,172	51,222

Total Other Assets, net	9,851,310	14,723,696	14,395,165

	$26,222,154	$44,938,542	$41,862,111

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
Short-term borrowings	$—	$3,575,250	$—
Accounts payable	762,958	1,753,318	1,066,509
Accrued expenses	588,189	499,208	605,955
Income taxes payable	—	164,000	265,000
Deferred revenue	2,067,566	1,070,910	826,883
Current portion of deferred acquisition price	—	226,159	243,460
Current maturities of long-term obligations	42,406	137,837	141,770

Total Current Liabilities	3,461,119	7,426,682	3,149,577

DEFERRED REVENUE	1,176,458	138,717	159,790
LONG-TERM OBLIGATIONS (less current portion)	66,894	295,278	258,327
DEFERRED ACQUISITION PRICE (less current portion)	—	628,555	628,555
DEFERRED INCOME TAXES	592,700	526,000	427,000

Total Liabilities	5,297,171	9,015,232	4,623,249
STOCKHOLDERS' EQUITY:
Preferred stock—$1 par value; 2,000,000 shares authorized; none issued and outstanding	—	—	—
Common stock, $.01 par value; authorized 10,000,000 shares at December 31, 1999 and 20,000,000 shares at December 31, 2000 and March 31, 2001, respectively; issued and outstanding—4,642,068, 8,374,452 and 8,454,979 at December 31, 1999 and 2000 and March 31, 2001, respectively	46,421	83,745	84,550
Additional paid-in capital	17,698,965	30,528,448	30,808,010
Retained earnings	3,179,597	5,311,117	6,346,302

Total Stockholders' Equity	20,924,983	35,923,310	37,238,862

	$26,222,154	$44,938,542	$41,862,111

See Notes to Financial Statements.

F–4

EPIQ SYSTEMS, INC.
STATEMENTS OF INCOME

	Years Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
OPERATING REVENUES	$11,546,273	$14,820,400	$23,256,552	$4,987,977	$7,133,635

COST OF SALES:
Cost of products and services	3,824,075	4,737,428	6,021,912	1,244,255	1,588,328
Depreciation and amortization	1,452,760	2,157,075	3,099,254	672,324	827,662

Total cost of sales	5,276,835	6,894,503	9,121,166	1,916,579	2,415,990

GROSS PROFIT	6,269,438	7,925,897	14,135,386	3,071,398	4,717,645

OPERATING EXPENSES:
General and administrative	4,267,846	5,235,676	8,217,114	1,777,920	2,673,641
Depreciation	154,094	161,337	266,815	50,942	91,085
Amortization- goodwill/intangibles	—	63,321	1,223,486	209,369	339,581
Acquisition related	—	315,197	413,657	357,656	—
Purchased in-process research and development	—	—	363,738	363,738	—
Loss on disposal of computer equipment	—	230,069	—	—	—

Total operating expenses	4,421,940	6,005,600	10,484,810	2,759,625	3,104,307

INCOME FROM OPERATIONS	1,847,498	1,920,297	3,650,576	311,773	1,613,338

INTEREST INCOME (EXPENSE):
Interest income	392,114	537,162	160,705	66,665	154,739
Interest expense	(89,755)	(17,469)	(359,761)	(31,067)	(31,450)

Net interest income (expense)	302,359	519,693	(199,056)	35,598	123,289

INCOME BEFORE INCOME TAXES	2,149,857	2,439,990	3,451,520	347,371	1,736,627
PROVISION FOR INCOME TAXES	829,239	944,000	1,320,000	140,392	701,000

NET INCOME	$1,320,618	$1,495,990	$2,131,520	$206,979	$1,035,627

NET INCOME PER SHARE:
Basic	$0.21	$0.22	$0.30	$0.03	$0.12

Diluted	$0.21	$0.21	$0.30	$0.03	$0.12

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	6,190,019	6,955,233	6,992,312	6,964,220	8,438,974

Diluted	6,424,641	7,171,215	7,222,634	7,227,815	8,774,480

See Notes to Financial Statements.

F–5

EPIQ SYSTEMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2001
				(Unaudited)
PREFERRED SHARES (2,000,000 authorized as of December 31, 1999 and 2000 and March 31, 2001, respectively):		—	—	—

COMMON SHARES (10,000,000, 10,000,000, 20,000,000 and 20,000,000 authorized as of December 31, 1998, 1999 and 2000 and March 31, 2001, respectively):
Shares, beginning of period	3,400,000	4,633,268	4,642,068	8,374,452
Shares issued upon exercise of options and warrants	92,768	8,800	40,900	80,527
Shares issued in secondary public offering	1,140,500	—	—	—
Shares issued in private placement of stock	—	—	900,000	—
Stock split	—	—	2,791,484	—

Shares, end of period	4,633,268	4,642,068	8,374,452	8,454,979

COMMON STOCK—PAR VALUE $.01 PER SHARE:
Balance, beginning of period	$34,000	$46,333	$46,421	$83,745
Shares issued upon exercise of options and warrants, including related tax benefit	928	88	409	805
Net proceeds from secondary public offering	11,405	—	—	—
Net proceeds from private placement of stock	—	—	9,000	—
Stock split	—	—	27,915	—

Balance, end of period	46,333	46,421	83,745	84,550

ADDITIONAL PAID-IN CAPITAL:
Balance, beginning of period	5,202,000	17,660,878	17,698,965	30,528,448
Shares issued upon exercise of options and warrants, including related tax benefit	60,972	38,087	323,611	279,562
Net proceeds from secondary public offering	12,397,906	—	—	—
Net proceeds from private placement of stock	—	—	12,533,787	—
Stock split	—	—	(27,915)	—

Balance, end of period	17,660,878	17,698,965	30,528,448	30,808,010

RETAINED EARNINGS:
Balance, beginning of period	362,989	1,683,607	3,179,597	5,311,117
Cash dividends paid in lieu of fractional shares	—	—	—	(442)
Net income	1,320,618	1,495,990	2,131,520	1,035,627

Balance, end of period	1,683,607	3,179,597	5,311,117	6,346,302

TOTAL STOCKHOLDERS' EQUITY	$19,390,818	$20,924,983	$35,923,310	$37,238,862

See Notes to Financial Statements.

F–6

EPIQ SYSTEMS, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,320,618	$1,495,990	$2,131,520	$206,979	$1,035,627
Adjustments to reconcile net income to net cash from operating activities:
Deferred income taxes	188,511	16,860	(260,000)	(286,200)	(95,000)
Depreciation and amortization	1,182,452	1,793,413	2,582,907	553,054	735,121
Amortization of software development costs	422,389	524,998	783,162	170,212	183,626
Amortization of goodwill and other intangible assets	2,013	63,321	1,223,486	209,368	339,581
In-process research and development acquired	—	—	363,738	363,738	—
Loss (gain) on disposal or sale of equipment	35,862	303,393	104,252	(4,940)	43,407
Accretion of discount on purchase agreement obligation	—	—	57,485	3,128	17,301
Changes in operating assets and liabilities, net of effects from business acquisitions:
Accounts receivable	(471,879)	(323,303)	(1,386,830)	(1,126,852)	(2,661,398)
Prepaid expenses and other assets	(107,272)	126,362	(69,179)	30,386	(58,918)
Accounts payable and accrued expenses	385,329	175,434	811,736	370,290	(580,062)
Deferred revenue	—	3,244,024	(2,879,462)	(830,794)	(222,954)
Income taxes payable/refundable	(20,288)	(119,735)	271,063	358,971	101,000

Net cash from operating activities	2,937,735	7,300,757	3,733,878	17,340	(1,162,669)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,421,690)	(2,796,929)	(3,054,278)	(918,490)	(750,156)
Proceeds from sale of property and equipment	16,814	307,613	162,358	17,678	4,559
Software development costs	(1,041,960)	(660,969)	(979,795)	(198,478)	(519,061)
Cash paid for acquisition of business, net of cash acquired	—	(10,056,904)	(5,334,473)	(5,334,473)	—
Net (purchases) sales/maturities of short-term investments	(10,700,000)	6,850,000	2,600,000	3,850,000	1,250,000

Net cash from investing activities	(15,146,836)	(6,357,189)	(6,606,188)	(2,583,763)	(14,658)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from (payments on) lines of credit—net	967,270	—	3,575,250	3,500,000	(3,575,250)
Principal payments under capital lease obligations	(368,435)	(159,151)	(84,679)	(12,694)	(33,018)
Principal payments on long-term debt	(1,875,922)	—	—	—	—
Net proceeds from stock issuance	12,409,311	—	12,542,787	—	—
Proceeds from exercise of stock options and warrants	61,900	38,175	324,020	14,100	280,367
Cash dividends paid in lieu of fractional shares	—	—	—	—	(442)

Net cash from financing activities	11,194,124	(120,976)	16,357,378	3,501,406	(3,328,343)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,014,977)	822,592	13,485,068	934,983	(4,505,670)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,835,233	820,256	1,642,848	1,642,848	15,127,916

CASH AND CASH EQUIVALENTS, END OF PERIOD	$820,256	$1,642,848	$15,127,916	$2,577,831	$10,622,246

See Notes to Financial Statements.

F–7

EPIQ SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1999 AND 2000
AND MARCH 31, 2000 AND 2001 (UNAUDITED)

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

    EPIQ Systems, Inc. (formerly Electronic Processing, Inc.) (the "Company") develops, markets and licenses proprietary software solutions for workflow management and data communications infrastructure that serve the bankruptcy trustee market and financial services market. The Company serves a national client base with specialized products that streamline the internal business operations of its customers. The products are accompanied by a high level of coordinated support including network integration, post-installation support and value added services.

Common Stock Split

    On January 24, 2001, the Company announced that its Board of Directors had approved a 3 for 2 stock split effected as a 50% stock dividend, payable February 23, 2001, to holders of record as of February 8, 2001. The Company paid cash to shareholders in lieu of fractional shares. All per share and shares outstanding data in the statements of income and notes to the financial statements have been retroactively restated to reflect the stock split.

Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand and in banks and all liquid investments with original maturities of three months or less.

Short-Term Investments

    Debt and marketable equity securities which the Company holds for short-term investment purposes are classified as available-for-sale securities and are carried at fair value. At December 31, 1999 and 2000, short-term investments consisted of Auction Rate Certificates, which are floating rate investments based on pooled State and Federal agency securities. Such investments trade at par so no realized or unrealized gains or losses were present during 1998, 1999 or 2000.

Property and Equipment

    Property and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful life of each asset as follows:

Furniture and fixtures	5-10 years
Computer equipment	3-5 years
Office equipment	5-10 years
Transportation equipment	3-5 years

    Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives (5-10 years) of the improvements.

Software Development Costs

    Certain internal software development costs incurred in the creation of computer software products are capitalized once technological feasibility has been established. Prior to the completion of a

F–8

detail program design, development costs are expensed and shown as general and administrative expenses on the statements of income. Capitalized costs are amortized based on current and estimated future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product, not to exceed five years.

Intangible Assets

    The excess of cost over fair value of net assets acquired, customer contracts, and tradenames in the PHiTECH, Inc. ("PHiTECH") acquisition are each being amortized on a straight-line basis over 10 years. The excess of cost over fair value of net assets acquired and customer contracts in the DCI Chapter 7 Solutions, Inc. ("DCI") acquisitions are each being amortized on a straight-line basis over 14 years. The agreements not to compete for PHiTECH and DCI are being amortized on a straight-line basis over the lives of the agreements which are 4 years and 5 years, respectively.

Impairment of Long-lived Assets

    The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment long-lived assets and identifiable intangibles to be held and used whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable, and has concluded no financial statement adjustment is required.

Income Taxes

    The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. A valuation allowance is provided when, in the opinion of management, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Stock-Based Compensation

    The Company accounts for stock based compensation for employees in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related Interpretations and makes the pro forma information disclosures in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock Based Compensation.

Revenue Recognition

    In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101 Revenue Recognition. SAB No. 101, as amended, was adopted by the Company in the fourth quarter of fiscal year 2000. The adoption of SAB No. 101 did not have a material effect on the Company's financial statements.

    For the Company's Chapter 7 bankruptcy software product, monthly fees are received from a national financial institution and revenues are recognized after the product is installed and deposits are transferred based on the level of trustees' deposits with that institution. Revenues for Chapter 13 processing and noticing are recorded monthly at the completion of the services based on the total number of cases in the trustees' databases. All other ancillary revenues are recognized as the services are provided.

    The financial services revenues and a portion of the bankruptcy and related revenues are derived from software licensing, consulting services and maintenance fees. Licensing revenues are recorded as revenue following delivery, installation and acceptance. Consulting revenues are recognized in the period in which the services are performed and in certain circumstances, based on the nature of the

F–9

arrangement, are recognized on the percentage of completion method. Maintenance fees are collected in advance and recognized on a straight-line basis as revenue over the life of the maintenance contract.

    At the time of the acquisition of the assets of DCI on November 29, 1999, the Company received $4,500,000 from a national financial institution for various technology and general integration services. The Company has accounted for this payment as a multiple element project with the revenues being recorded as such elements are completed and delivered, primarily using the percentage of completion method. As of December 31, 1999 and 2000, $3,244,024 and $345,668 respectively, was included as deferred revenue.

Comprehensive Income

    The Company has no components of other comprehensive income, therefore comprehensive income equals net income for each of the three years ended December 31, 1998, 1999 and 2000.

Net Income Per Share

    Basic net income per share was computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

Segment Information

    In fiscal year 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting information about operating segments as well as related disclosures about products and services, geographic areas, and major customers. In determining the Company's reportable segments under the provisions of SFAS No. 131, the Company examines the way it organizes its business internally for making operating decisions and assessing business performance. Nearly all of the Company's revenues are derived from sources within the United States of America, and all of its long-lived assets are located in the United States of America.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

    In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of FASB Statement No. 133. In June 1999, the FASB also issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 defers the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, until January 1, 2001. SFAS No. 133, as amended by SFAS No. 138, requires, among other things, that all derivatives be recognized in the balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship. If such a relationship exists, changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported in income. As the Company does not hold any derivatives or embedded derivatives, as

F–10

defined by the statements, the adoption of the statement on January 1, 2001, did not result in a transition adjustment.

Reclassification

    Certain reclassifications have been made to the prior periods' financial statements to conform with the current period's financial statement presentation.

Unaudited Interim Financial Statements

    The unaudited interim financial statements as of March 31, 2001 and for the three-month periods ended March 31, 2000 and 2001 were prepared in accordance with the SEC rules and regulations for interim financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation. The accounting principles applied in preparation of the interim financial statements are consistent with those applied in the annual financial statements. Results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

NOTE 2:  SOFTWARE DEVELOPMENT COSTS

    The following is a summary of software development costs capitalized:

	December 31,
	1999	2000
Amounts capitalized, beginning of year	$2,670,196	$3,431,165

Development costs capitalized	660,969	979,795
Acquisitions	100,000	361,694

Amounts capitalized, end of year	3,431,165	4,772,654
Accumulated amortization, end of year	(1,178,248)	(1,961,410)

Net software development costs	$2,252,917	$2,811,244

    Included in the above are development costs relating to products not yet released. Such costs totaled $432,663 and $1,144,768 at December 31, 1999 and 2000, respectively.

NOTE 3:  LINES OF CREDIT AND LONG-TERM OBLIGATIONS

Lines of Credit

    On September 27, 1999, the Company entered into two line of credit agreements with a bank. The lines of credit were for equipment financing (the "Equipment Line") and for working capital (the "Working Capital Line"). Each line of credit had a maturity date of October 1, 2000, allowed for maximum borrowings of up to $2,500,000 and accrued variable rate interest, revised daily, equal to the New York Prime Rate as published in the Wall Street Journal. Borrowings under the Equipment Line are secured by computer equipment and are due on demand, or if not demanded, in amounts equal to 1/36th of the outstanding principal balance, with interest payable monthly. Borrowings under the Working Capital Line are unsecured, however, this line contains certain financial covenants pertaining to the maintenance of certain earnings, net worth and debt to net worth ratios. There were no borrowings under these lines during 1999.

    On February 8, 2000, the maximum available borrowings under the Working Capital Line was increased to $3,500,000. On March 17, 2000, the Company received an advance of $3,500,000 against this line that was utilized to partially fund the PHiTECH acquisition. Borrowings under this line are

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due on demand, and if not demanded, upon expiration of the line and interest is payable monthly. As of December 31, 2000, the entire amount remained outstanding under this line.

    On June 20, 2000, both lines were renewed to expire on June 20, 2001, unless renewed.

    On October 27, 2000, the Company borrowed $79,212 under the Equipment Line to finance the purchase of computer equipment. As of December 31, 2000, $75,250 remained outstanding and $2,424,750 remained available under this line.

    At December 31, 2000, the variable interest rate on the lines, as defined above, was 9.5%. The Company was in compliance with all of the financial covenants under the Working Capital Line as of and for the years ended December 31, 1999 and 2000.

    On January 2, 2001, all of the outstanding borrowings, plus accrued interest, under both lines was repaid.

Obligations under Capital Leases

    Capital leases are for the use of office equipment for no more than five years, expiring through August 2004. Aggregate annual payments for these obligations at December 31, 2000 are as follows:

2001	$179,135
2002	156,283
2003	111,593
2004	68,168

Future minimum lease payments	515,179
Less amount representing interest	(82,064)

Present value of future minimum lease payments	433,115
Less current maturities	(137,837)

Noncurrent portion	$295,278

    For the above obligations, the carrying value approximates the fair value.

    As of December 31, 1999 and 2000 property and equipment include the following assets under capital leases:

	1999	2000
Office equipment	$218,205	$549,693
Less accumulated amortization	(70,648)	(99,023)

	$147,557	$450,670

NOTE 4:  OPERATING LEASES

    The Company has two non-cancelable operating leases for office space, one for office space in San Francisco which expires in November 2002, and one for office space in Kansas City, Kansas, which expired in February 2001 and then became month to month (see Note 15). The San Francisco lease is renewable for an additional 5-year term, expiring in November 2007. The Chairman of the Board and Chief Executive Officer of the Company is a partner in the partnership that leases the Kansas City office space to the Company. Both leases require the Company to pay all executory costs (property taxes, maintenance and insurance). Additionally, the Company has non-cancelable operating leases for various office equipment, apartments and automobiles expiring through June 2005.

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    Future minimum lease payments at December 31, 2000, are as follows:

2001	$308,300
2002	196,454
2003	71,387
2004	65,325
2005 and thereafter	7,459

$648,925

    Rental expense was $356,493, $309,686 and $506,559 for the years ended December 31, 1998, 1999 and 2000, respectively. Included in rental expense was $154,000, $157,800 and $162,400 paid to the related party above for the years ended December 31, 1998, 1999 and 2000, respectively.

NOTE 5:  RELATED PARTY TRANSACTIONS

    The Company recorded receivables from the related party disclosed in Note 4 for reimbursement of property taxes of $32,923 and $34,658 as of December 31, 1999 and 2000, respectively. Reimbursement for property taxes amounted to $33,138 for the year ended December 31, 1998. The receivable balance as of December 31, 1999 was reimbursed during 2000.

    The related party reimbursed the Company for consulting services in the amount of $19,000 for the year ended December 31, 1998. There were no such reimbursements for the years ended December 31, 1999 and 2000.

    The related party reimbursed the Company for expenses paid on his behalf in the amount of $30,000 for the year ended December 31, 1998. There were no such reimbursements for the years ended December 31, 1999 and 2000.

NOTE 6:  PROFIT SHARING PLAN

    The Company has a defined contribution 401(k) plan covering substantially all employees. The Company matches 60% of the first 10% of employee contributions and also has the option of making discretionary contributions. Contributions amounted to $96,825, $122,025 and $202,833 for the years ended December 31, 1998, 1999 and 2000, respectively.

NOTE 7:  STOCKHOLDERS' EQUITY

    In May 1998, the Company completed a follow-on public offering of 1,500,000 shares of common stock and received gross proceeds of $11,160,000. In June 1998, the underwriter exercised its over-allotment option associated with the follow-on offering by purchasing 210,750 additional shares at a net price of $1,567,980.

    On July 19, 1999, the shareholders approved amending the Articles of Incorporation of the Company by authorizing the issuance of up to 2,000,000 shares of $1 par value preferred stock.

    On June 7, 2000, the shareholders approved amending the Articles of Incorporation of the Company to increase the number of authorized common shares to 20,000,000 from 10,000,000.

    On December 29, 2000, the Company completed a private placement of 1,350,000 shares of its common stock and received gross proceeds of $13,500,000.

    In connection with the initial public offering, the Company issued warrants to purchase 240,000 shares of stock at $2.80 per share to its underwriters which expire at the close of business on February 3, 2002. During the year ended December 31, 1998, 156,300 warrants were converted in a cashless exercise, resulting in 116,052 shares of stock being issued and 12,000 warrants were exercised for their exercise price, resulting in the issuance of an additional 12,000 shares of common stock. At December 31, 1998, 1999 and 2000, warrants to purchase 71,700 shares of stock remained outstanding. In January 2001, 69,113 warrants were exercised for their exercise price, resulting in the issuance of an additional 69,113 shares of common stock, leaving 2,587 warrants outstanding.

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NOTE 8:  INCOME TAXES

    The provision (benefit) for income taxes includes the following components:

	Years Ended December 31,
	1998	1999	2000
Taxes currently payable:
Federal	$527,191	$762,850	$1,300,000
State	113,537	164,290	280,000

Total	640,728	927,140	1,580,000
Deferred income taxes	188,511	16,860	(260,000)

	$829,329	$944,000	$1,320,000

    A reconciliation of the provision for income taxes at the statutory rate to provision for income taxes at the Company's effective rate is shown below:

	Years Ended December 31,
	1998	1999	2000
Computed at the statutory rate (34%)	$731,000	$830,000	$1,174,000
Increase in taxes resulting from:
Nondeductible expenses and nontaxable income	29,300	32,400	26,000
State income taxes, net of federal tax effect and other	68,939	81,600	120,000

Tax provision	$829,239	$944,000	$1,320,000

    The tax effects of temporary differences related to deferred taxes shown on the accompanying balance sheets are as follows:

	December 31,
	1999	2000
Deferred tax assets:
Allowance for doubtful accounts	$1,900	$12,000
Accrued compensated absences	78,800	123,000
Accrued stock options	15,000	13,000
Deferred revenue	—	131,000
Intangible assets	97,500	138,000

	193,200	417,000
Deferred tax liabilities:
Property and equipment	700,200	664,000

	$(507,000)	$(247,000)

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    The above net deferred tax liability is presented on the balance sheets as follows:

	December 31,
	1999	2000
Deferred income taxes—current	$85,700	$279,000
Deferred income taxes—long-term	(592,700)	(526,000)

	$(507,000)	$(247,000)

NOTE 9:  NET INCOME PER SHARE

    The details of the basic and diluted net income per share calculations are as follows:

	December 31,
	1998			1999			2000

	Net Income	Weighted Average Shares Outstanding	Per Share Amount	Net Income	Weighted Average Shares Outstanding	Per Share Amount	Net Income	Weighted Average Shares Outstanding	Per Share Amount
Basic net income per share:
Income available to common shareholders	$1,320,618	6,190,019	$0.21	$1,495,990	6,955,233	$0.22	$2,131,520	6,992,312	$0.30

Effect of dilutive securities:
Warrants		46,468			30,141			48,645
Stock options		188,154			185,841			181,677

Diluted net income per share:
Income available to common shareholders and assumed conversions	$1,320,618	6,424,641	$0.21	$1,495,990	7,171,215	$0.21	$2,131,520	7,222,634	$0.30

                        March 31,

	2000			2001

	Net Income	Weighted Average Shares Outstanding	(Unaudited)		Weighted Average Shares Outstanding	Per Share Amount
			Per Share Amount	Net Income
Basic net income per share:
Income available to common shareholders	$206,979	6,964,220	$0.03	$1,035,627	8,438,974	$0.12

Effect of dilutive securities:
Warrants		46,219			11,506
Stock options		217,376			324,000

Diluted net income per share:
Income available to shareholders and assumed conversions	$206,979	7,227,815	$0.03	$1,035,627	8,774,480	$0.12

    As of December 31, 1998, 1999 and 2000 and March 31, 2000, the Company had 104,250, 104,250, 10,124, and 90,700 options outstanding, respectively, which were anti-dilutive and, therefore not considered in the diluted earnings per share calculation above. As of March 31, 2001, the Company had no options outstanding which were anti-dilutive.

NOTE 10:  STOCK OPTIONS

    The Company's 1995 Stock Option Plan (the "Plan") was adopted by the Board of Directors on October 17, 1995 and approved by the shareholders of the Company on that day. As adopted, the Plan provided that options to purchase a maximum of 405,000 shares of common stock may be granted. The shareholders have approved two separate amendments to the Plan in 1998 and 2000 to increase the maximum number of shares of common stock available under the Plan to 1,200,000. Under the Plan,

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the option price may not be less than 85% of the fair market value of the common stock on the date of grant for a non-qualified stock option and not less than 100% of the fair market value of the common stock on the date of grant for an incentive stock option ("ISO").

    The Board of Directors administers the Plan and has discretion to determine the term of an option, which may not be exercised more than 10 years after the date of grant. In the case of an ISO granted to an employee owning more than 10% of the voting stock of the Company, the term may not exceed five years from the date of grant. Options may not be transferred by an optionee except by will or the laws of descent and distribution and are exercisable during the lifetime of an optionee only by the optionee or the optionee's guardian or legal representatives. Assuming the option is otherwise still exercisable, options must be exercised within one year after a termination of employment due to death, one year after a termination of employment due to disability, and three months after any other termination of employment.

    The Board of Directors may require in its discretion that any option granted becomes exercisable only in installments or after some minimum period of time, or both. The options vesting schedule ranges from immediately to five years.

    At December 31, 2000, 358,275 options were available for future grants.

    A summary of the Company's stock options outstanding as of December 31, 1998, 1999 and 2000 is presented below:

	1998		1999		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	337,500	$3.10	537,975	$4.84	683,475	$5.35
Granted	256,875	6.95	198,750	6.46	216,750	7.29
Forfeited	(45,300)	4.35	(40,050)	5.37	(82,800)	6.53
Exercised	(11,100)	2.55	(13,200)	2.89	(61,350)	4.16

Outstanding, end of year	537,975	4.84	683,475	5.35	756,075	5.88

    Weighted-average fair value of options granted during the year 1998, 1999 and 2000 were $7.00, $6.41 and $5.05, respectively.

    The following table summarizes information about stock options under the plan outstanding at December 31, 2000:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.33 to $3.30	170,850	6.3 years	$2.70	123,150	$2.77
$4.53 to $6.67	223,500	7.9 years	5.70	139,048	5.45
$7.00 to $9.00	361,725	8.7 years	7.49	93,300	7.78

	756,075			355,498

    The Company accounts for this plan under APB Opinion No. 25, under which only an immaterial amount of compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant dates using FASB Statement No. 123, the Company's December 31, 1998,

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1999 and 2000 net income and net income per share would have been reduced to the following pro forma amounts:

		Years Ended December 31,
		1998	1999	2000
Net income	As reported	$1,320,618	$1,495,990	$2,131,520
	Pro forma	$820,925	$1,076,109	$1,717,457
Net income per share—Basic	As reported	$0.21	$0.22	$0.30
	Pro forma	$0.13	$0.15	$0.25
Net income per share—Diluted	As reported	$0.21	$0.21	$0.30
	Pro forma	$0.13	$0.15	$0.24

    Pro forma amounts presented here are based on actual earnings and consider only the effects of estimated fair values of stock options.

    The fair value of the above options was estimated at the date of grant using the Black-Scholes option-pricing model with the following key assumptions:

	Years Ended December 31,
	1998	1999	2000
Expected life (years)	6.75	6.75	6.75
Volatility	238%	237%	67%
Risk-free interest rate	5.0%–6.7%	5.0%–6.7%	5.9%–6.4%
Dividend yield	0%	0%	0%

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE 11:  SIGNIFICANT CUSTOMER AND CONCENTRATION

    For its Chapter 7 software product, the Company collects revenue from its Chapter 7 trustee clients through an exclusive marketing arrangement with a national financial institution in which the Company receives revenues based on the level of trustees' deposits with that institution as well as for other services. Revenues recognized by the Company from this financial institution as a result of these arrangements were $6,301,386 for 1998, $9,316,561 for 1999 and $14,609,818 for 2000. The revenues consist of fees from deposits, conversions, upgrades, electronic banking services, technology services and marketing and consulting services. The majority of the increase in 1999 and 2000 was from electronic banking, technology, licensing fees and marketing and consulting services.

    Additionally, that institution represented approximately 66% and 69% of the Company's December 31, 1999 and 2000 accounts receivable balance, respectively.

NOTE 12:  BUSINESS ACQUISITIONS

    On March 17, 2000, the Company acquired substantially all of the business assets of PHiTECH, a California corporation that provided software-based solutions that enabled corporate customers to format and securely route business-critical data over the Internet and private networks using a wide variety of web-based and legacy communications protocols. The Company plans to further develop the next-generation software product. The acquisition has been accounted for using the purchase method of

F–17

accounting with the operating results of PHiTECH included in the Company's statement of income since the date of acquisition.

    The total value of the transaction was $7,109,435, of which $5,338,441 was paid in cash (partially financed with short-term borrowings under a line of credit, see Note 3), $797,229 was deferred in the form of a non-interest bearing note with a face value of $1,000,000 discounted using an implied rate of 9% per year and $973,765 represented assumed liabilities. The note is payable in four annual installments of $250,000, beginning thirteen months after the date of acquisition and is presented as deferred acquisition price on the balance sheet. The purchase price was allocated to net tangible assets of $322,719, software of $361,694, a non-compete agreement of $50,000, and $363,738 was allocated to acquired in-process research and development ("IPRD") and treated as a charge to earnings reducing after tax income for 2000 by $216,788 or $.03 per share on a diluted basis. The acquired IPRD related to PHiTECH's new Java™—based product, which the Company was in the process of completing in the first quarter of 2001, and was approximately 80% complete at the time of the acquisition. The remainder of the purchase price, $6,011,284, was allocated as follows: $650,000 to trade names, $700,000 to customer contracts and $4,661,284 to goodwill, which are being amortized on a straight-line basis over 10 years.

    On November 29, 1999, the Company acquired substantially all of the business assets of DCI in a purchase business combination with the operating results of DCI included in the Company's statements of income since the date of acquisition. The purchase price totaled $10,056,904, and was paid entirely in cash. The purchase price was allocated to net tangible assets of $107,330, software of $100,000, and a non-compete agreement of $250,000. The remainder of the purchase price was allocated to customer contracts of $900,000 and goodwill of $8,699,574, which are being amortized on a straight-line basis over 14 years.

    With the DCI acquisition, the Company acquired a significant amount of computer equipment. With the assimilation of DCI, it was necessary to standardize certain equipment for efficiency purposes going forward, and the Company, therefore, determined that certain existing equipment with a net book value of $230,069 should be retired.

    The Company capitalized direct costs of approximately $49,000 and $80,000 in conjunction with the acquisitions of DCI and PHiTECH, respectively. Costs related to potential acquisitions which were not consummated and indirect costs related to completed acquisitions are charged to expense as incurred and are reflected as acquisition related expenses on the statements of income.

    Unaudited pro forma operations assuming the purchases were made at the beginning of each period are shown below:

	Years Ended December 31,		Three Months Ended March 31,
	1999	2000	2000
			(Unaudited)
Operating revenues	$18,462,481	$23,550,243	$5,281,668
Net income	$79,582	$1,961,170	$38,030
Net income per share:
Basic	$0.01	$0.28	$0.01
Diluted	$0.01	$0.27	$0.01

    The pro forma information is not necessarily indicative of what would have occurred had the acquisitions been completed on those dates, nor is it necessarily indicative of future operations.

    Pro forma data reflect the difference in amortization expense between the Company and the acquired companies as well as a reduction in interest income based on the utilization of interest-

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bearing investments to purchase the acquirees and interest expense related to borrowings to finance the PHiTECH acquisition.

NOTE 13:  SEGMENT REPORTING

    The Company has three operating segments in which it allocates resources and assesses performance: Chapter 7 and related bankruptcy services, Chapter 13 services, and financial services. For Chapter 7 and related bankruptcy services and Chapter 13 services, the Company serves a national client base of bankruptcy trustees and related entities by developing specialty software products and providing coordinated support (network integration, post-installation support and other value-added services), which facilitate the administrative aspects of bankruptcy case management for court-appointed trustees. The individual bankruptcy segments have similar operating and economic characteristics and have been presented as one aggregated reportable segment. With the acquisition of PHiTECH, the Company also provides data communication infrastructure solutions for the financial services industry, which has been reported as the second operating segment.

    Information concerning operations in these reportable segments of business is as follows:

	Years Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
Operating revenues:
Bankruptcy and related services	$11,546,273	$14,820,400	$19,905,802	$4,939,775	$6,652,005
Financial services	—	—	3,350,750	48,202	481,630

Total operating revenues	11,546,273	14,820,400	23,256,552	4,987,977	7,133,635
Cost of sales:
Cost of products and services:
Bankruptcy and related services	3,824,075	4,737,428	4,900,003	1,233,425	1,312,802
Financial services	—	—	1,121,909	10,830	275,526
Depreciation and amortization:
Bankruptcy and related services	1,452,760	2,157,075	2,948,077	666,134	773,713
Financial services	—	—	151,177	6,190	53,949

Total cost of sales	5,276,835	6,894,503	9,121,166	1,916,579	2,415,990

Gross profit:
Bankruptcy and related services	6,269,438	7,925,897	12,057,722	3,040,216	4,565,490
Financial services	—	—	2,077,664	31,182	152,155

Total gross profit	$6,269,438	$7,925,897	$14,135,386	$3,071,398	$4,717,645

    The Company has not disclosed assets or net income by segment, as the information is not reviewed by the chief operating decision maker, is not produced internally and its preparation is impracticable.

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NOTE 14:  ADDITIONAL CASH FLOWS INFORMATION

	Years Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
Additional Cash Information
Interest paid	$97,780	$18,167	$290,760	$31,067	$31,450
Income taxes paid, net of refunds	$654,438	$1,034,899	$1,308,937	$67,621	$695,000
Noncash Investing and Financing Activities
Capital lease obligation incurred for equipment	$28,828	$—	$369,437	$—	$—

    The Company acquired substantially all business assets of DCI during November 1999 and PHiTECH during March 2000 (see Note 12). In conjunction with these acquisitions, cash flow information is as follows:

	DCI	PHiTECH
Fair value of assets acquired	$10,155,432	$7,109,435
Deferred obligation incurred in purchase transaction	—	(797,229)
Liabilities assumed	(98,528)	(973,765)

Cash paid for acquisition	10,056,904	5,338,441
Cash acquired	—	3,968

Cash paid for acquisition, net of cash acquired	$10,056,904	$5,334,473

NOTE 15:  SUBSEQUENT EVENT (UNAUDITED)

    In May 2001, the Company purchased its corporate headquarters building from a partnership, in which its Chairman of the Board and Chief Executive Officer is a 50% partner, for a cash purchase price of $1,750,000.

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    You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

1,500,000 Shares

Common Stock

PROSPECTUS

A.G. Edwards & Sons, Inc.

Needham & Company, Inc.

Hoak Breedlove Wesneski & Co.

June 25, 2001

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PROSPECTUS SUMMARY
EPIQ Systems
Summary Financial Data (in thousands, except per share data)
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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EPIQ SYSTEMS, INC. INDEX TO FINANCIAL STATEMENTS
  INDEPENDENT AUDITORS' REPORT
INDEPENDENT ACCOUNTANTS' REPORT
EPIQ SYSTEMS, INC. BALANCE SHEETS
EPIQ SYSTEMS, INC. STATEMENTS OF INCOME
EPIQ SYSTEMS, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
EPIQ SYSTEMS, INC. STATEMENTS OF CASH FLOWS
EPIQ SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1998, 1999 AND 2000 AND MARCH 31, 2000 AND 2001 (UNAUDITED)
  NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  NOTE 2: SOFTWARE DEVELOPMENT COSTS
  NOTE 3: LINES OF CREDIT AND LONG-TERM OBLIGATIONS
  NOTE 4: OPERATING LEASES
  NOTE 5: RELATED PARTY TRANSACTIONS
  NOTE 6: PROFIT SHARING PLAN
  NOTE 7: STOCKHOLDERS' EQUITY
  NOTE 8: INCOME TAXES
  NOTE 9: NET INCOME PER SHARE
  NOTE 10: STOCK OPTIONS
  NOTE 11: SIGNIFICANT CUSTOMER AND CONCENTRATION
  NOTE 12: BUSINESS ACQUISITIONS
  NOTE 13: SEGMENT REPORTING
  NOTE 14: ADDITIONAL CASH FLOWS INFORMATION
  NOTE 15: SUBSEQUENT EVENT (UNAUDITED)